The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165403
Registration No. 333-165403-1
SUBJECT TO COMPLETION, DATED JULY 21, 2010
Prospectus Supplement
(To Prospectus dated March 24, 2010)

$

Noble Holding International Limited

$     % Senior Notes due 2015
$     % Senior Notes due 2020
$     % Senior Notes due 2040
Unconditionally Guaranteed by
Noble Corporation (Cayman Islands)

We are offering $      aggregate principal amount of     % senior notes due 2015, $      aggregate principal amount of     % senior notes due 2020 and $      aggregate principal amount of     % senior notes due 2040. We will pay interest on the notes of each series on           and           of each year, beginning on          , 2011. The 2015 notes will mature on          , 2015, the 2020 notes will mature on          , 2020 and the 2040 notes will mature on          , 2040. We use the term “notes” in this prospectus supplement to refer collectively to all three series of notes.

We intend to use the net proceeds from this offering to finance a portion of the pending acquisition of FDR Holdings Limited (“Frontier”) as described in this prospectus supplement under “Summary — Recent Developments — Frontier Acquisition.” If the pending Frontier acquisition is not consummated or the merger agreement with Frontier is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, we will be required to redeem all of the notes then outstanding at 101% of their aggregate principal amount, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption. See “Description of the Notes — Special Mandatory Redemption.”

We may redeem some or all of the notes of each series at any time or from time to time at the redemption prices calculated as described in this prospectus supplement under “Description of the Notes — Optional Redemption.” The notes do not have the benefit of any sinking fund. Payment of the notes will be fully and unconditionally guaranteed by Noble Corporation, a Cayman Islands exempted company and one of our indirect parent companies.

The notes will be our general unsecured and unsubordinated senior obligations. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will not be listed on any securities exchange.

See “Risk Factors” beginning on page S-12 to read about important factors you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

			Underwriting		Proceeds, Before
	Price to Public		Discount		Expenses

Per 2015 Note		%		%		%
Total	$		$		$
Per 2020 Note		%		%		%
Total	$		$		$
Per 2040 Note		%		%		%
Total	$		$		$

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from July   , 2010 and must be paid by the purchasers if the notes are delivered after July   , 2010.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on or about July   , 2010.

Joint Book-Running Managers

Barclays Capital	SunTrust Robinson Humphrey	Wells Fargo Securities

Co-Managers

HSBC
Mitsubishi UFJ Securities

BNP PARIBAS
DnB NOR Markets

Prospectus Supplement dated July   , 2010.

Prospectus Supplement

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

No invitation whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the notes unless the issuer of the notes is listed on the Cayman Islands Stock Exchange.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

Noble Holding International Limited, a Cayman Islands exempted company limited by shares and the issuer of the notes (“NHIL”), is an indirect, wholly-owned subsidiary of Noble Corporation, a Swiss corporation that is publicly traded and whose shares are listed on the New York Stock Exchange (“Noble-Swiss”). Noble Corporation, a Cayman Islands exempted company limited by shares and the guarantor of the notes (“Noble-Cayman”), is a direct, wholly-owned subsidiary of Noble-Swiss. Noble-Swiss is not an issuer or a guarantor of the notes.

This document consists of two parts. The first part is the prospectus supplement, which describes specific terms of the notes, the specific terms of this offering and adds and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about the notes and other securities that may be offered from time to time using such prospectus, some of which general information does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described in the accompanying prospectus under the heading “Where You Can Find More Information” and in this prospectus supplement under the heading “Incorporation of Certain Information by Reference.”

If the information in the prospectus supplement differs from the information in the accompanying prospectus, the information in the prospectus supplement supersedes the information in the accompanying prospectus.

Any information contained in this prospectus supplement or in a document incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of Certain Information by Reference” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. Neither we nor the underwriters have authorized anyone else to provide you with different information. Neither we nor the underwriters are making any offer of these securities in any jurisdiction where the offer is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering is accurate only as of the respective dates thereof or, in the case of information incorporated by reference, only as of the date of such information, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus. The business, financial condition, results of operations and prospects of NHIL and Noble-Cayman may have changed since such dates. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision.

S-ii

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows information to be “incorporated by reference” into this prospectus, which means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that were previously filed with the SEC. These documents contain important information about NHIL and Noble-Cayman.

•	Noble-Cayman’s Annual Report on Form 10-K for the year ended December 31, 2009.

•	Noble-Cayman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

•	Noble-Cayman’s Current Reports on Form 8-K filed with the SEC on June 28, 2010 (excluding Items 7.01 and 9.01) and July 21, 2010.

All additional documents that Noble-Cayman files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934 (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) will be incorporated by reference until this offering is completed.

We frequently make our SEC filings on a joint basis with Noble-Swiss. Any information included in such SEC filings that relates solely to Noble-Swiss is not and shall not be deemed to be incorporated by reference in this prospectus.

Documents incorporated by reference are available from Noble-Cayman without charge, excluding exhibits unless an exhibit has been specifically incorporated by reference in this prospectus. You may obtain without charge a copy of documents that are incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:
Alan R. Hay
Noble Corporation
Suite 3D
Landmark Square
64 Earth Close
Grand Cayman
Cayman Islands, BWI
(345) 938-0293

S-iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference regarding the benefits, effects, results and timing of the pending Frontier acquisition, the expected financing of the pending Frontier acquisition, future U.S. regulations relating to offshore drilling for oil and natural gas and possible implications in other jurisdictions, drilling activities in the U.S. Gulf of Mexico, the financial position, business strategy, backlog, plans and objectives of management for future operations, foreign currency requirements, industry conditions and indebtedness covenant compliance are forward-looking statements. When used in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although NHIL and Noble-Cayman believe that the expectations reflected in such forward-looking statements are reasonable, they cannot assure you that such expectations will prove to be correct. These forward-looking statements speak only as of the date of the document in which they appear and NHIL and Noble-Cayman undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. NHIL and Noble-Cayman have identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include the failure to consummate the Frontier acquisition, unknown liabilities of Frontier or liabilities for which there is no or insufficient indemnification, actions by third parties, including governmental agencies, relating to increased regulation of offshore drilling and responses thereto and, among others, those referenced or described under “Risk Factors” included in this prospectus and in the Annual Report on Form 10-K of Noble-Cayman, as well as Noble-Cayman’s other filings with the SEC. Such risks and uncertainties are beyond the ability of NHIL and Noble-Cayman to control and, in many cases, NHIL and Noble-Cayman cannot predict the risks and uncertainties that could cause their actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating NHIL and Noble-Cayman and deciding whether to invest in the notes.

S-iv

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

NHIL and Noble-Cayman are Cayman Islands exempted companies limited by shares, and certain of their officers and directors may be residents of various jurisdictions outside the United States. All or a substantial portion of the assets of NHIL and Noble-Cayman and the assets of these persons may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce any U.S. court judgment obtained against these persons that is predicated upon the civil liability provisions of the Securities Act of 1933. NHIL and Noble-Cayman have agreed to be served with process with respect to actions based on offers and sales of the notes. To bring a claim against NHIL or Noble-Cayman, you may serve NHIL or Noble-Cayman, as the case may be, at its registered office in the Cayman Islands, which is at the offices of Maples Corporate Services Limited, P.O. Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Maples and Calder, our Cayman Islands counsel, has advised us that there is doubt as to whether Cayman Islands courts would enforce (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the Securities Act of 1933 or (2) original actions brought against us or other persons predicated upon the Securities Act of 1933. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States nor any relevant treaty in place. However, the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is given by a competent foreign court;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

S-v

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that is important to you. The information is qualified in its entirety by reference to detailed information and financial statements appearing elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein by reference and, therefore, should be read together with those documents. To understand fully the offering and the business of Noble Corporation, a Cayman Islands exempted company limited by shares (“Noble-Cayman”), and its subsidiaries, including Noble Holding International Limited, a Cayman Islands exempted company (“NHIL”), we strongly encourage you to read carefully this entire prospectus supplement and the accompanying prospectus and the other documents incorporated herein by reference.

In the sections of this prospectus supplement that describe the business of Noble-Cayman, unless the context otherwise indicates, references to “Noble,” “us,” “we,” “our” and like terms refer to Noble-Cayman together with its subsidiaries. NHIL is an indirect, wholly-owned subsidiary of Noble-Cayman. The notes are obligations of NHIL and, to the extent described in this prospectus supplement, are guaranteed by Noble-Cayman. The terms “2015 notes,” “2020 notes” and “2040 notes” refer to the     % Senior Notes due 2015, the     % Senior Notes due 2020 and the     % Senior Notes due 2040, respectively. The term “notes” in this prospectus supplement refers collectively to the 2015 notes, the 2020 notes and the 2040 notes.

Noble Holding International Limited

NHIL is an indirect, wholly-owned subsidiary of Noble-Cayman. NHIL owns, through its subsidiaries, a fleet of 59 mobile offshore drilling units which are used in the performance of worldwide contract drilling services, principally in the Middle East, India, the U.S. Gulf of Mexico, Mexico, the Mediterranean, the North Sea, Brazil, and West Africa. As of July 20, 2010, NHIL’s fleet consisted of 13 semisubmersibles, four dynamically positioned drillships and 42 jackups. This fleet count includes two rigs currently under construction. NHIL is a Cayman Islands exempted company. NHIL’s principal offices are located at Suite 3D, Landmark Square, 64 Earth Close, Grand Cayman, Cayman Islands, BWI, and its telephone number is (345) 938-0293.

Noble-Cayman

Noble-Cayman is a direct, wholly-owned subsidiary of Noble Corporation, a Swiss corporation (“Noble-Swiss”). Noble-Swiss, which is publicly traded and whose shares are listed on the New York Stock Exchange, is a leading offshore drilling contractor for the oil and gas industry. Noble-Cayman is a holding company, and, through its subsidiaries, it performs contract drilling services with a fleet of mobile offshore drilling units.

In March 2009, we completed a series of transactions that effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of these transactions, Noble-Cayman, the previous publicly traded Cayman Islands parent holding company, became a direct, wholly-owned subsidiary of Noble-Swiss, the current publicly traded parent holding company. The consolidated financial statements of Noble-Swiss include the accounts of Noble-Cayman, and Noble-Swiss conducts substantially all of its business through Noble-Cayman and its subsidiaries.

Noble-Cayman performs, through its subsidiaries, including NHIL, contract drilling services with a fleet of 62 offshore drilling units located worldwide, principally in the Middle East, India, the U.S. Gulf of Mexico, Mexico, the Mediterranean, the North Sea, Brazil, and West Africa. This fleet consists of NHIL’s 59 offshore drilling units, two additional submersibles and one additional jackup. This fleet count includes two rigs currently under construction.

Noble’s long-standing business strategy is the active expansion of its worldwide offshore drilling and deepwater capabilities through acquisitions, upgrades and modifications, and the deployment of drilling assets in important oil and gas producing areas. Noble-Cayman has also actively expanded its offshore drilling and deepwater capabilities in recent years through the construction of new rigs.

Noble-Cayman and its predecessors have been engaged in the contract drilling of oil and gas wells for others in the United States since 1921 and internationally during various periods since 1939. Noble-Cayman’s principal executive offices are located at Suite 3D, Landmark Square, 64 Earth Close, Grand Cayman, Cayman Islands, BWI, and its telephone number is (345) 938-0293.

Recent Developments

Frontier Acquisition

On June 27, 2010, Noble-Swiss entered into a definitive agreement and plan of merger pursuant to which we will acquire privately held FDR Holdings Limited (“Frontier”) in a cash transaction for total consideration of approximately $2.16 billion, which includes our share of estimated joint venture obligations for future construction costs and related non-recourse financing. Frontier is an independent drilling company that owns three dynamically positioned drillships (including two Bully-class joint venture-owned drillships under construction), two conventionally moored drillships, including one which is Arctic-class, a conventionally moored deepwater semisubmersible drilling rig and one dynamically positioned floating production, storage and offloading vessel. The transaction is expected to close by the end of July 2010 and is subject to customary closing conditions.

Barclays Bank plc, SunTrust Bank and Wells Fargo Bank, N.A., among others, have committed to provide NHIL with an unsecured 364-day senior bridge term loan facility, to be guaranteed by Noble-Cayman, in an amount up to $800 million in connection with the Frontier acquisition. Closing of the bridge facility is subject to certain conditions. NHIL does not expect to be required to draw upon the facility if this offering is successfully completed as described in this prospectus supplement.

The following table sets forth certain information concerning Frontier’s fleet at June 30, 2010. With the exception of the Bully I and Bully II, Frontier operates and owns all of the units included in the table.

	Water	Drilling
	Depth	Depth
	Rating	Capacity
Name	(feet)(1)	(feet)	Location	Status(2)

Semisubmersible
Frontier Driller	5,000	25,000	U.S. Gulf of Mexico	Active
Drillships
Frontier Phoenix	5,000	25,000	Brunei	Active
Frontier Discoverer(3)	2,500	20,000	Philippines	Active
Frontier Duchess	1,500	25,000	Nigeria	Active
Bully I(3)(4)	8,200	40,000	Singapore	Shipyard/ Contracted
Bully II(3)(5)	8,200	40,000	Singapore	Shipyard/ Contracted
Floating Production, Storage and Offloading (FPSO) Unit
Frontier Seillean	6,500	N/A	U.S. Gulf of Mexico	Active(6)

(1)	Water depths are for subsea blowout preventer (“BOP”) stacks. The Frontier Phoenix is, and the Bully I and Bully II are expected to be, capable of operating with both subsea BOP stacks and surface BOP stacks. The surface BOP stacks increase the water depth of the Frontier Phoenix, Bully I and Bully II to 9,000, 12,000 and 12,000 feet, respectively.

(2)	Units listed as “active” were operating under contract as of June 30, 2010; units listed as “contracted” have signed contracts or have letters of intent with operators but have not begun operations; and units listed as “shipyard” are in a shipyard for construction, repair, refurbishment or upgrade.

(3)	Arctic drillship.

(4)	Owned through a 50/50 joint venture between a subsidiary of Frontier and a subsidiary of Royal Dutch Shell plc (“Shell”).

(5)	Owned through a joint venture between Drillships 2, Ltd. and a subsidiary of Shell. As of June 30, 2010, Frontier owned a 30% interest in Drillships 2, Ltd. and equity investors in Frontier owned the remaining 70%, resulting in Frontier having a 15% economic interest in Bully II. Prior to the closing of the Frontier acquisition, the ownership of Drillships 2, Ltd. will be changed such that Drillships 2, Ltd. will be wholly-owned by Frontier and Frontier will have a 50% economic interest in Bully II.

(6)	Operating under a short-term (approximately 100 days) contract.

Shell Agreements

Effective June 27, 2010, we entered into separate agreements, which include the following, with affiliates of Shell and which are conditioned upon and will become effective upon closing of the Frontier acquisition:

•	A 10-year contract on the dynamically positioned, ultra-deepwater drillship, Noble Globetrotter, currently under construction and due to be delivered during the second half of 2011;

•	A 10-year contract on a second ultra-deepwater drillship to be constructed with an anticipated delivery date in the second half of 2013; and

•	A three-year extension on the Noble Jim Thompson, a moored 4th generation semisubmersible operating in the U.S. Gulf of Mexico.

In addition, Noble-Cayman and Shell have agreed to an arrangement, effective as of June 27, 2010, to address the current situation in the U.S. Gulf of Mexico relating to the limitation on certain deepwater drilling activities. See “Risk Factors — Risks Relating to the Frontier Acquisition and Our Business — The U.S. governmental and regulatory response to the Deepwater Horizon drilling rig accident and resulting oil spill could have a prolonged and material adverse impact on our U.S. deepwater Gulf of Mexico operations.” The arrangement allows Shell to suspend the contracts, if necessary, on any of our rigs operating in the U.S. Gulf of Mexico during the imposed restriction. See “— Restrictions on U.S. Gulf of Mexico Operations — Noble’s Affected Gulf of Mexico Operations” below. This would also apply to any of the Frontier rigs operating in the U.S. Gulf of Mexico under contracts with Shell once we acquire them if the operating restrictions are then still in place provided that, with respect to Bully I and Bully II, the lenders must still consent to the amendment of each of those drilling contracts. In exchange, Shell will pay a reduced suspension rate designed to support personnel costs and other operational costs. The term of the applicable drilling contracts will be extended for a length of time equal to any suspension period at the original contract dayrate.

Results for Quarter Ended June 30, 2010

Results of Operations for Quarter Ended June 30, 2010

Consolidated earnings of Noble-Cayman for the quarter ended June 30, 2010 were $233 million, compared with $379 million for the first quarter of 2010 and $393 million for the second quarter of 2009. The reduction in earnings between first and second quarter 2010 resulted primarily from a decrease in contract drilling services revenues, a higher than anticipated tax rate (18% tax rate for the second quarter vs. 13% tax rate for the quarter ended March 31, 2010) resulting primarily from the current drilling restrictions in the U.S. Gulf of Mexico and a charge of $5.1 million resulting from an accrual relating to our ongoing Nigeria FCPA investigation, a matter which has not yet been resolved. See “— Restrictions on U.S. Gulf of Mexico Operations” and “Risk Factors — Risks Relating to the Frontier Acquisition and Our Business.”

Contract drilling services revenues for the quarter ended June 30, 2010 were $688 million compared with $809 million in the first quarter 2010 and $868 million in the second quarter of 2009. The decline in revenues of $121 million between first and second quarter 2010 resulted primarily from (i) lower dayrates, particularly for jackup units in Mexico and the North Sea, (ii) increased downtime for floating units in Brazil, the Middle East and the Noble Homer Ferrington in Libya, and (iii) the effects of the government-ordered drilling limitations in the

U.S. Gulf of Mexico. Lower dayrates, particularly for jackup units in Mexico, West Africa and the North Sea, accounted for $56 million of the decline in drilling revenues. Higher downtime on floating units in Brazil and the Noble Homer Ferrington in Libya accounted for $54 million of the decline. Finally, the U.S. government-ordered drilling limitations negatively impacted drilling revenues by $23 million, including the lost revenue on the Noble Amos Runner on which our customer, Anadarko Petroleum, declared a force majeure event. We are engaged in litigation on that matter and believe that Anadarko is contractually obligated to pay us under the drilling contract. Pending resolution of the legal dispute, no revenues are being recognized under this contract.

Noble-Cayman generated $503 million in net cash provided by operating activities in the quarter ended June 30, 2010. Noble-Cayman invested $192 million in capital projects during the quarter. As of June 30, 2010, we had cash and cash equivalents of approximately $1.1 billion.

Backlog as of June 30, 2010

Our contract drilling services backlog consists of commitments we believe to be firm and reflects estimated future revenues attributable to both signed contracts and letters of intent. For a number of reasons, however, including the risk that some customers with letters of intent may not sign definitive drilling contracts, our backlog as of any particular date may not be indicative of our actual operating results for the subsequent periods for which the backlog is calculated. See “Cautionary Statement Regarding Forward-Looking Statements.” For a description of additional qualifications relating to our backlog, please see our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (Commission File No. 001-31306) that are incorporated in this prospectus by reference. See “Incorporation of Certain Information by Reference.”

As of June 30, 2010, our contract drilling services backlog aggregated $6.72 billion, of which $5.86 billion related to floaters (semisubmersibles and drillships) and $0.86 billion related to non-floaters (jackups and submersibles). Of the total amount of our backlog as of June 30, 2010, approximately 19.7% relates to the last six months of 2010, 26.1% relates to 2011, 17.0% relates to 2012 and 37.2% relates to periods after 2012.

Our June 30, 2010 backlog —

•	includes approximately $286 million for potential performance bonuses in Brazil;

•	includes approximately $315 million related to contracts in Mexico that can be canceled on 30 days or less notice;

•	includes approximately $752 million for our contract relating to the Noble Jim Day, which is expected to begin work in the U.S. Gulf of Mexico in late 2010 (subject to the U.S. government imposed restrictions described below under “Restrictions on U.S. Gulf of Mexico Operations”), and that contains a termination right in the event the rig is not ready to commence operations by December 31, 2010;

•	includes backlog related to our seven U.S. Gulf of Mexico rigs, including the Noble Jim Day, totaling $1.7 billion, $390 million of which represents backlog for the six-month period ending December 31, 2010;

•	includes $110 million ($81 million for the remaining six months of 2010) relating to a contract as to which the customer, Anadarko Petroleum, has asserted termination based on a force majeure event in the U.S. Gulf of Mexico. This matter is in litigation, and we will not realize these revenues if the customer is successful in the litigation. Pending resolution of the legal dispute, no revenues are being recognized under this contract;

•	does not include the potential effect of an agreement entered into with Shell under which Shell, effective as of June 27, 2010, may suspend the contracts on two existing units operating in the U.S. Gulf of Mexico during any period of regulatory restriction and pay reduced suspension dayrates. See “— Shell Agreements” above. Because the term of each initial contract is also extended by the suspension period, the impact of this agreement is primarily to shift backlog among periods. The potential backlog reduction for the remaining six months of 2010, assuming a suspension period through December 31, 2010, totals approximately $154 million;

•	reflects an agreement with a customer effective June 15, 2010 providing for, among other things, the cancellation of the initial drilling contract and a standby dayrate of $145,000 payable from June 15, 2010 through December 12, 2010, without right of cancellation. Backlog as of June 30, 2010 includes only the non-cancellable standby rate through December 12, 2010, and previous backlog of $304 million has been removed because of the contract cancellation; and

•	does not include any backlog from our other agreements with Shell, described above under “— Shell Agreements,” that include (i) a three-year extension of the contract on one unit at a reduced dayrate, and (ii) contracts on two newbuild drillships for a ten-year period, in each case subject to closing of the Frontier acquisition.

Each of our drilling contracts relating to our seven rigs (including the Noble Jim Day) in the U.S. Gulf of Mexico contain force majeure contract clauses that, if validly exercised, may result in modification or cancellation of such contracts. See “Restrictions on U.S. Gulf of Mexico Operations” below for a brief description of the negative impact on our existing U.S. Gulf of Mexico operations to date from developments following the fire and explosion on the Deepwater Horizon drilling rig in the U.S. Gulf of Mexico and U.S. government actions in response to that event, including a moratorium and suspension of specified types of drilling activities in the U.S. Gulf of Mexico.

After giving effect to the Shell agreements described above and the pending Frontier acquisition described above under “— Frontier Acquisition,” Shell and Petroleo Brasileiro S.A. (“Petrobras”) are expected to represent more than 50% and 20%, respectively, of our backlog. See “Risk Factors — Risks Relating to the Frontier Acquisition and Our Business — If we consummate the pending Frontier acquisition and the Shell agreements become effective, we will be substantially dependent on Shell, and the loss of Shell or another substantial customer, Petrobras, could have a material adverse effect on our financial condition and results of operations.”

Restrictions on U.S. Gulf of Mexico Operations

Governmental Restrictions on Operations

Subsequent to the April 20, 2010 fire and explosion on the Deepwater Horizon drilling rig in the U.S. Gulf of Mexico, U.S. governmental authorities took the following steps:

•	implemented a moratorium on and suspension of specified types of drilling activities in the U.S. Gulf of Mexico;

•	indicated that drilling permits for specified types of wells and related activities would not be considered until expiration of the moratorium and suspension;

•	ordered the operators of wells covered by the moratorium that were currently being drilled to halt drilling and take steps to secure the affected wells; and

•	implemented stricter safety requirements.

See “Risk Factors — Risks Relating to the Frontier Acquisition and Our Business — The U.S. governmental and regulatory response to the Deepwater Horizon drilling rig accident and resulting oil spill could have a prolonged and material adverse impact on our U.S. Gulf of Mexico operations.”

Noble’s Affected U.S. Gulf of Mexico Operations

Our existing U.S. Gulf of Mexico operations have been negatively impacted by the events and governmental action described above. Our U.S. Gulf of Mexico operations include six drilling units: the Noble Amos Runner, Noble Clyde Boudreaux, Noble Danny Adkins, Noble Jim Thompson, Noble Paul Romano and Noble Lorris Bouzigard. During the quarter ended March 31, 2010, revenues from these drilling units represented approximately 25% of our consolidated revenue for such period. We have worked and continue to work closely with our customers for drilling services in the U.S. Gulf of Mexico to address the hardships imposed by the governmental actions described above. The discussion below briefly describes the current status of each of these drilling units.

Noble Amos Runner.  We have been advised by our customer, Anadarko Petroleum, that it believes that the government-imposed moratorium described above is a force majeure event permitting termination of the contract on the Noble Amos Runner. We do not agree with this position and plan to enforce our contractual rights under that contract and under our other U.S. Gulf of Mexico drilling contracts. We are currently in litigation with Anadarko over this dispute. If we do not prevail in the litigation, the contract may be terminated. Pending resolution of the legal dispute, no revenues are being recognized under this contract.

Noble Clyde Boudreaux.  In late June 2010, we reached agreement with our customer, Noble Energy, relating to the Noble Clyde Boudreaux to place the drilling unit on standby for a daily fee of $145,000 per day from June 15 through December 15, 2010, which period may be extended by mutual agreement with Noble Energy. We also agreed to negotiate in good faith a new contract that would apply after the standby period at a dayrate of $397,500, although Noble Energy is not obligated to enter into the new contract.

Noble Danny Adkins and Noble Jim Thompson.  In connection with the execution of the Frontier merger agreement, we entered into an agreement with Shell that:

•	allows Shell to suspend the contracts for these two rigs (and, subject to the closing of the Frontier acquisition, the other Frontier rigs operating or contracted to operate in the U.S. Gulf of Mexico during the imposed restricted period); and

•	provides for payment by Shell of a reduced suspension rate designed to cover certain of our personnel and other operating costs.

Noble Paul Romano.  This drilling unit is currently idle, having completed a contract in June 2010.

Noble Lorris Bouzigard.  Our customer has a work program allowed under the U.S. government-imposed moratorium, and we believe it will have available work after a brief recertification process.

The Offering

Issuer	Noble Holding International Limited, or NHIL.

Notes Offered	$ million aggregate principal amount of % Senior Notes due 2015.

$ million aggregate principal amount of % Senior Notes due 2020.

$ million aggregate principal amount of % Senior Notes due 2040.

Maturity Date	The 2015 notes will mature on , 2015, unless earlier redeemed.

The 2020 notes will mature on , 2020, unless earlier redeemed.

The 2040 notes will mature on , 2040, unless earlier redeemed.

Interest Rate	The 2015 notes will bear interest at % per annum, accruing from , 2010. The 2020 notes will bear interest at % per annum, accruing from , 2010. The 2040 notes will bear interest at % per annum, accruing from , 2010.

Interest Payment Dates	and of each year, beginning on , 2011.

Guarantee	The due and punctual payment of the principal of, premium, if any, interest on and all other amounts due under the notes will be guaranteed by Noble-Cayman.

Special Mandatory Redemption	If the Frontier acquisition is not consummated or the Frontier merger agreement is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, NHIL will be required to redeem all of the notes then outstanding at 101% of their aggregate principal amount, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption. See “Description of the Notes — Special Mandatory Redemption” in this prospectus supplement.

Optional Redemption	NHIL will have the option to redeem the notes of each series, at any time or from time to time, in whole or in part and on any date before maturity, at a price equal to 100% of the principal amount of notes of the series being redeemed plus (1) accrued interest to the redemption date and (2) a make-whole premium, if any. See “Description of the Notes — Optional Redemption” in this prospectus supplement.

Ranking	The notes will:

• be NHIL’s general unsecured and unsubordinated senior obligations;

• rank equally with all of NHIL’s existing and future unsecured indebtedness;

• be effectively subordinated to any of NHIL’s future secured indebtedness;

• be effectively subordinated to all future secured indebtedness, and all existing and future unsecured indebtedness, of NHIL’s subsidiaries; and

• rank senior to any of NHIL’s future subordinated indebtedness.

The due and punctual payment of the principal of, premium, if any, interest on and all other amounts due under the notes will be fully and unconditionally guaranteed by Noble-Cayman. The guarantee will (a) be a general unsecured and unsubordinated senior obligation of Noble-Cayman, (b) rank equally with all existing and future unsecured and unsubordinated indebtedness of Noble-Cayman and to other guarantees of Noble-Cayman that are senior, unsecured obligations and (c) be effectively subordinated to any future secured indebtedness of Noble-Cayman and to all existing and future indebtedness of Noble-Cayman’s subsidiaries.

As of March 31, 2010, after giving effect to this offering and completion of the Frontier acquisition, Noble-Cayman would have had $2.606 billion of indebtedness outstanding. Of this amount, Noble-Cayman and NHIL would be obligated as issuers and guarantors on $1.799 billion of indebtedness (including the notes offered hereby), Noble-Cayman and certain of its subsidiaries other than NHIL would be obligated as issuers, co-issuers and guarantors on $202 million of indebtedness, and the joint ventures that own the Bully I and Bully II drillships would be obligated on an aggregate of $605 million of secured indebtedness that is non-recourse to Frontier, Noble-Cayman and NHIL but that will be included in Noble-Cayman’s consolidated financial statements following completion of the Frontier acquisition. As a result, as of March 31, 2010, after giving effect to this offering and completion of the Frontier acquisition, the notes offered hereby will be effectively subordinated to (1) the obligations of certain subsidiaries of Noble-Cayman other than NHIL (but which are subsidiaries of NHIL) on $202 million of indebtedness and (2) the obligations of the joint ventures that own the Bully I and Bully II drillships on an aggregate of $605 million of secured indebtedness (to the extent of the value of the assets securing such indebtedness). In addition to the debt described above, Noble-Cayman has a $600 million unsecured revolving credit facility and NHIL and Noble Drilling Corporation have guaranteed any borrowings outstanding under that facility. As of May 31, 2010, there were no borrowings outstanding ($0 balance) under that facility.

See “Description of Certain Other Indebtedness” and “Description of the Notes” in this prospectus supplement.

Certain Covenants	The indenture governing the notes will contain covenants that, among other things, will limit the ability of Noble-Cayman and its subsidiaries, including NHIL, to:

• create certain liens;

• engage in certain sale and lease-back transactions; and

• amalgamate, merge, consolidate and sell assets, except under certain conditions.

These covenants have various exceptions and qualifications, which are described under “Description of the Notes — Certain Covenants” in this prospectus supplement.

Future Issuances	Initially, the 2015 notes will be limited to $ million in aggregate principal amount, the 2020 notes will be limited to $ million in aggregate principal amount and the 2040 notes will be limited to $ million in aggregate principal amount. NHIL may, however, “reopen” any series of notes and issue an unlimited amount of additional notes of that series in the future.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ million, after underwriting discounts and estimated offering expenses. NHIL intends to transfer the net proceeds to Noble-Cayman as advances, distributions, repayment of outstanding intercompany indebtedness or a combination of these. Noble-Cayman intends to use the net proceeds, together with cash on hand of approximately $ million and borrowings under its existing revolving credit facility, if necessary, to finance the cash portion of the purchase price for the Frontier acquisition. See “Use of Proceeds” in this prospectus supplement.

Absence of a Public Market for the Notes	Each series of the notes will be a new issue of securities for which there is currently no market. We cannot provide any assurance about:

• the presence or the liquidity of any trading market for the notes;

• your ability to sell notes that you purchase at a particular time;

• the prices at which you will be able to sell your notes; or

• the level of liquidity of the trading market for the notes.

Future trading prices of the notes will depend upon many factors, including:

• our operating performance and financial condition;

• the interest of securities dealers in making a market and the number of available buyers;

• the market for similar securities; and

• prevailing interest rates.

Although the underwriters have advised us that they intend to make a market in the notes, they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. NHIL does not intend to apply for listing of the notes on any national securities exchange.

Risk Factors	We urge you to consider carefully the risks described under “Risk Factors,” beginning on page S-12, and elsewhere in or incorporated by reference in this prospectus, before purchasing the notes in order to evaluate your investment.

Noble-Cayman Summary Historical and Pro Forma Financial Data

The following table shows summary historical financial data for Noble-Cayman as of and for the periods indicated and summary pro forma financial data as of and for the year ended December 31, 2009 and the three months ended March 31, 2010. The summary historical financial data as of and for the years ended December 31, 2007, 2008 and 2009 are derived from Noble-Cayman’s audited financial statements and accompanying notes thereto incorporated by reference into this prospectus. Noble-Cayman’s summary historical financial data as of and for the three months ended March 31, 2009 and 2010 are derived from our unaudited financial statements incorporated by reference into this prospectus and, in management’s opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information.

The following table also shows summary pro forma financial data for the year ended December 31, 2009 and as of and for the three months ended March 31, 2010, which are derived from Noble-Cayman’s unaudited pro forma financial statements included elsewhere in this prospectus supplement. The summary pro forma financial data give effect to the pending acquisition of Frontier and the related expenses and financing transactions, including this offering. The summary pro forma financial data is based on, among other things, the following assumptions:

•	the statement of income data and other data assume that the Frontier acquisition and related transactions and financing had occurred as of January 1, 2009; and

•	the balance sheet data assume that the Frontier acquisition and related transactions and financing had occurred as of March 31, 2010.

The summary pro forma financial data is presented for illustrative purposes only. The results may have been different if Noble-Cayman had owned or had acquired Frontier as of any of the dates indicated, and the results do not purport to indicate the results that Noble-Cayman will experience in the future.

Consolidating financial information regarding NHIL is included in Noble-Cayman’s Annual Report on Form 10-K for the year ended December 31, 2009 and Noble-Cayman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, both of which are incorporated by reference into this prospectus.

The summary historical and pro forma financial data are qualified by reference to, and should be read in conjunction with:

•	‘‘ — Recent Developments — Frontier Acquisition,” “Risk Factors — Risks Relating to the Frontier Acquisition and Our Business” and “Noble-Cayman Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement;

•	Noble-Cayman’s consolidated financial statements and accompanying notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Noble-Cayman’s Annual Report on Form 10-K for the year ended December 31, 2009 and Noble-Cayman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, both of which are incorporated by reference into this prospectus; and

•	the historical financial statements of Frontier included in Noble-Cayman’s Current Report on Form 8-K filed with the SEC on July 21, 2010, which is incorporated by reference into this prospectus.

See “Incorporation of Certain Information by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

				Pro Forma			Pro Forma
				for the			for the
				Frontier			Frontier
	Historical			Acquisition	Historical		Acquisition
							Three
				Year Ended	Three Months		Months
				December	Ended		Ended
	Year Ended December 31,			31,	March 31,		March 31,
	2007	2008	2009	2009	2009	2010	2010
	(In thousands except ratios)

STATEMENT OF INCOME DATA
Operating revenues	$2,995,311	$3,446,501	$3,640,411	$3,963,474	$896,151	$840,851	$908,080
Net income	1,206,011	1,560,995	1,700,381	1,698,543	414,387	378,633	364,624
BALANCE SHEET DATA (at end of period)
Cash and cash equivalents(1)	$161,058	$513,311	$726,225	—	$513,658	$837,181	$478,200
Property and equipment, net	4,795,916	5,647,017	6,606,389	—	5,792,106	6,836,867	9,198,376
Total assets	5,876,006	7,106,799	8,549,417	—	7,303,303	8,990,044	11,089,858
Long-term debt	774,182	750,789	750,946	—	750,827	750,987	2,590,580
Total debt(2)	784,516	923,487	750,946	—	750,827	750,987	2,606,330
Shareholders’ equity	4,308,322	5,290,715	6,949,196	—	5,652,615	7,322,063	7,307,063
OTHER DATA
Net cash provided by operating activities	$1,414,373	$1,888,192	$1,930,377	—	$547,749	$395,059	—
New construction and capital expenditures	1,287,043	1,231,321	1,403,435	—	250,720	338,579	—
Ratio of earnings to fixed charges(3)	22.7	34.8	30.9	—	29.4	27.3	—

(1)	Consists of cash and cash equivalents as reported on our consolidated balance sheets under current assets.

(2)	Consists of long-term debt and current portion of long-term debt.

(3)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” is determined by adding “total fixed charges” (excluding interest capitalized), non-controlling interest in net income (or reduction for non-controlling interest in net loss) and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20 percent but less than 50 percent equity is owned. For this purpose, “total fixed charges” consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in this prospectus supplement, the accompanying prospectus and the periodic reports of Noble-Cayman that we are incorporating by reference into this prospectus supplement, including the information set forth in Part I, Item 1A, “Risk Factors,” of Noble-Cayman’s Annual Report on Form 10-K for the year ended December 31, 2009, before purchasing any notes offered hereby.

Risks Relating to the Frontier Acquisition and Our Business

We are subject to certain risks related to acquisitions, including the pending Frontier acquisition, and these risks may materially adversely affect our revenues, expenses, operating results and financial condition.

The Frontier acquisition will require us to integrate Frontier, a privately held business that has been operating independently and as a competitor of ours, into the Noble group. Our ability to achieve the expected benefits of the Frontier acquisition will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of the Noble group and Frontier and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations. In addition, delays encountered in the transition process could have a material adverse effect on our revenues, expenses, operating results and financial condition. There can be no assurance that we will achieve anticipated benefits of the Frontier acquisition at the levels expected or at all.

Any acquisition, including the pending Frontier acquisition, presents a number of risks, including but not limited to risks of:

•	incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to integrate the operations or management of acquired operations or assets successfully and timely and to retain key personnel;

•	diversion of management’s attention from existing operations or other priorities;

•	the assumption of or otherwise becoming subject to unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate; and

•	an inability to secure, on acceptable terms, sufficient financing that may be required.

Our failure to successfully integrate the Frontier acquisition and any other acquisition in a timely and cost effective manner could have an adverse affect on our business, financial condition or results of operations.

We and Frontier have and will continue to incur significant transaction costs in connection with the pending Frontier acquisition.

We expect to incur costs associated with consummating the Frontier acquisition of approximately $15 million. These costs include investment banking, financing, legal and accounting fees and expenses and other related charges, and benefit plan harmonization costs. These amounts are preliminary estimates that are subject to change, and any such change could be material. A portion of these costs will be incurred regardless of whether the Frontier acquisition is completed.

If we consummate the pending Frontier acquisition and the Shell agreements become effective, we will be substantially dependent on Shell, and the loss of Shell or another substantial customer, Petrobras, could have a material adverse effect on our financial condition and results of operations.

If we consummate the pending Frontier acquisition and the Shell agreements described elsewhere in this prospectus supplement become effective, Shell and Petrobras are expected to represent more than 50% and 20%, respectively, of our backlog. This concentration of customers increases the risks associated with any possible termination or nonperformance of contracts by either customer and our exposure to credit risk of either customer. If, after we consummate the pending Frontier acquisition and the Shell agreements become effective, either of these customers were to terminate or fail to perform their obligations under their contracts and we were not able to find other customers for the affected drilling units promptly, our financial condition and results of operations could be materially and adversely affected.

The U.S. governmental and regulatory response to the Deepwater Horizon drilling rig accident and resulting oil spill could have a prolonged and material adverse impact on our U.S. Gulf of Mexico operations.

Subsequent to the April 20, 2010 fire and explosion on the Deepwater Horizon drilling rig in the U.S. Gulf of Mexico, U.S. governmental authorities:

•	implemented a moratorium on and suspension of specified types of drilling activities in the U.S. Gulf of Mexico,

•	indicated that drilling permits for specified types of wells and related activities would not be considered until expiration of the moratorium and suspension,

•	ordered the operators of wells covered by the moratorium that were currently being drilled to halt drilling and take steps to secure the affected wells, and

•	implemented stricter safety requirements.

These new safety requirements obligate operators, among other things, to (a) conduct certain operational reviews, (b) certify to regulatory authorities as to compliance with the new requirements and current regulations, (c) submit independent third-party reports on the design and operation of certain pieces of drilling equipment, including blowout preventers and other well control systems, (d) conduct tests on the functionality of various rig parts and (e) submit the results of those tests to regulatory authorities. With respect to operations subject to the moratorium, the reports and certifications are required to be provided to regulatory authorities prior to commencement of operations following expiration of the moratorium.

There have been and may continue to be judicial and other challenges made with respect to some of the restrictions on U.S. Gulf of Mexico drilling operations. However, we cannot predict (1) how those challenges will be resolved, (2) how the resolution of those challenges may affect the scope or duration of the government-imposed restrictions or (3) the actions the U.S. government may take, whether in response to those challenges or otherwise.

Our existing U.S. Gulf of Mexico operations have been and may continue to be negatively impacted by the events and governmental actions described above. The moratorium and other U.S. governmental restrictions described above may result in a number of our rigs and those of others being moved, or becoming available for moving, to locations outside of the U.S. Gulf of Mexico, which could potentially reduce global dayrates and negatively affect our ability to contract our floating rigs that are currently uncontracted or coming off contract. In addition, U.S. or other governmental authorities could implement additional regulations concerning licensing, taxation, equipment specifications and training requirements that could increase the costs of our operations. Additionally, increased costs for our customers’ operations, along with permitting delays, could negatively affect the economics of currently planned or future exploration and development activity and result in a reduction in demand for our services. Furthermore, due to the Deepwater Horizon accident and resulting spill, insurance costs across the industry could increase, and certain insurance may be less available or not available at all, which could negatively affect us over time.

At this time, we cannot predict for how long or to what extent our operations will be adversely impacted by the governmental and regulatory response to the Deepwater Horizon drilling rig accident and resulting oil spill. At this time, we cannot predict:

•	whether the moratorium will be extended beyond November 30, 2010,

•	the extent of additional or substitute regulations and restrictions that are expected to be imposed on drilling operations in the U.S. Gulf of Mexico,

•	the extent to which drilling operations beyond the moratorium period will be impacted,

•	the cost or availability of relevant insurance coverage,

•	the termination by customers of existing contracts and the demand by customers for new or renewed drilling contracts,

•	the effect of new regulations and restrictions on costs for the operations of our customers,

•	the effect of permitting delays on our customers operations, or

•	the effect of the developments described above on demand for our services in the U.S. Gulf of Mexico.

Depending on their duration and extent, these and related developments could have a material adverse affect on our results of operations, cash flows and liquidity relating to the U.S. Gulf of Mexico.

We could be adversely affected by violations of applicable anti-corruption laws and regulations, including the outcome of our pending internal investigation relating to potential violations of the FCPA.

We and Frontier operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and our code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities (including Frontier once the acquisition is consummated) or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the United States Foreign Corrupt Practices Act (the “FCPA”). Detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In 2007, we began, and voluntarily contacted the SEC and the U.S. Department of Justice (“DOJ”) to advise them of, an internal investigation of the legality under the FCPA and local laws of certain reimbursement payments made by our Nigerian affiliate to customs agents in Nigeria. The SEC and the DOJ have indicated that they believe that violations of the FCPA occurred and will seek civil and/or criminal sanctions against us, including monetary penalties, and may include additional sanctions against us and/or certain of our employees, as well as additional changes to our business practices and compliance programs. We could also face fines or sanctions in relevant foreign jurisdictions.

We consider the matter relating to the Nigeria investigation to be ongoing and cannot predict (a) when it will conclude, (b) whether either the SEC or the DOJ will open its own proceeding to investigate this matter, or (c) if a proceeding is opened, what potential sanctions, penalties or other remedies these agencies may seek. Based on information obtained to date, we believe it is probable that we will pay an amount to settle this matter with the DOJ and SEC. Given that the matter is not finally resolved, we cannot predict with certainty what amount we will pay in civil and criminal fines and penalties; however, as of June 30, 2010, we accrued approximately $5.1 million relating to this ongoing matter. Any of the sanctions as a result of the Nigerian investigation or any other future violation of the FCPA or similar law could have a material adverse effect on our business or financial condition and could damage our reputation and ability to do business, to attract and retain employees and to access capital markets.

Frontier identified certain payments totaling approximately $35,000 made by one of its former agents to Nigeria immigration officials in 2009 and reported this matter to the DOJ as a possible violation of the FCPA. We reviewed this matter as part of our diligence investigation of Frontier. The DOJ has not indicated what, if any, action it may take with respect to such payments, although the DOJ could seek civil and/or criminal sanctions against Frontier. Upon closing the Frontier acquisition, we would be responsible for such sanctions as well as any other sanctions relating to violations of applicable laws by Frontier, except to the extent that they may be covered by indemnities contained in the merger agreement with Frontier. Any such sanctions could have a material adverse effect on our business or financial condition.

Risks Relating to the Notes

There is no established trading market for the notes of any series, and therefore there are uncertainties regarding the price and terms on which a holder could dispose of the notes, if at all.

Each series of the notes will constitute a new issue of securities with no established trading market. We have not applied and do not intend to apply to list the notes on any national securities exchange or inter-dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time, in their sole discretion. As a result, we are unable to assure you as to the presence or the liquidity of any trading market for the notes of any series.

We cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive if and when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market and the number of available buyers;

•	the market for similar securities; and

•	prevailing interest rates.

You should not purchase the notes unless you understand and know you can bear all of the investment risks involving the notes.

The notes are obligations exclusively of NHIL and Noble-Cayman, as guarantor, and not of our subsidiaries or Noble-Cayman’s other subsidiaries, and payments to holders of the notes will be effectively subordinated to the claims of such other subsidiaries’ creditors.

The notes are obligations exclusively of NHIL and Noble-Cayman, as guarantor of payment of the notes, and not of our subsidiaries or Noble-Cayman’s other subsidiaries. We conduct our operations primarily through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are important sources of funds to meet our debt-service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries cash that we need to pay our debt-service obligations, including payments on the notes. Our subsidiaries will be permitted under the terms of the indenture governing the notes to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, therefore, the right of the holders of the notes to participate in those assets, will be structurally subordinated to all indebtedness and other liabilities of such subsidiaries. As a result, holders of the notes have a junior position to the claims of creditors of such subsidiaries on their assets and earnings.

As of March 31, 2010, after giving effect to this offering and completion of the Frontier acquisition, Noble-Cayman would have had $2.606 billion of indebtedness outstanding. Of this amount, Noble-Cayman and NHIL would be obligated as issuers and guarantors on $1.799 billion of indebtedness (including the notes offered hereby), Noble-Cayman and certain of its subsidiaries other than NHIL would be obligated as issuers, co-issuers and guarantors on $202 million of indebtedness and the joint ventures that own the Bully I and Bully II drillships would be obligated on an aggregate of $605 million of secured indebtedness that is non-recourse to Frontier, Noble-Cayman and NHIL but that will be included in Noble-Cayman’s consolidated financial statements following completion of the Frontier acquisition. As a result, as of March 31, 2010, after giving effect to this offering and completion of the Frontier acquisition, the notes offered hereby will be effectively subordinated to the obligations of certain subsidiaries of Noble-Cayman other than NHIL (but which are subsidiaries of NHIL) on $202 million of indebtedness and to our secured debt (as described in the following risk factor).

Payments on the notes, including under the guarantee, will be effectively subordinated to claims of secured creditors.

The notes represent unsecured obligations of NHIL. Accordingly, any secured creditor of NHIL or any subsidiary of NHIL will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Similarly, the guarantee of the notes will effectively rank junior to any secured debt of Noble-Cayman, as the guarantor, or any of its subsidiaries, to the extent of the value of the assets securing the debt. In the event of any distribution or payment of assets of NHIL or Noble-Cayman or any of their respective subsidiaries in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, secured creditors of NHIL, Noble-Cayman and such subsidiaries, respectively, will have a superior claim to their collateral. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. Holders of the notes will participate ratably with all holders of unsecured senior indebtedness of NHIL, and with all of our other general senior creditors, based upon the respective amounts owed to each holder or creditor, in the remaining assets of NHIL. As a result, holders of notes may receive less, ratably, than secured creditors of NHIL. As of March 31, 2010, after giving effect to this offering and completion of the Frontier acquisition, the joint venture owners of the Bully I and Bully II drillships would be obligated on an aggregate of $605 million of secured indebtedness that is non-recourse to Frontier, Noble-Cayman and NHIL but that will be included in Noble-Cayman’s consolidated financial statements following completion of the Frontier acquisition. Following completion of the Frontier acquisition, Noble-Cayman will own indirectly a 50% interest in each of the joint ventures for the Bully I and Bully II drillships.

We could enter into various transactions that could increase the amount of our outstanding debt, adversely affect our capital structure or credit ratings or otherwise adversely affect holders of the notes.

The terms of the notes do not prevent us from entering into a variety of acquisition, change-of-control, refinancing, recapitalization or other highly leveraged transactions. As a result, we could enter into a variety of transactions that could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings or otherwise adversely affect the holders of the notes.

To service our indebtedness, we will use a significant amount of cash. Our ability to generate cash to service our indebtedness depends on many factors beyond our control.

Our ability to make payments on our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings by Noble-Cayman under its existing revolving credit facility, will be sufficient to enable us to pay our indebtedness, including the notes, and to fund our other liquidity needs.

In the event that the Frontier acquisition is not consummated or the Frontier merger agreement is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, NHIL will be required to redeem the notes.

If the Frontier acquisition is not consummated or the Frontier merger agreement is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, NHIL will be required to redeem all of the notes then outstanding at 101% of their aggregate principal amount, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption. Upon such a redemption, you may not be able to reinvest the proceeds from the redemption in an investment that yields comparable returns. Moreover, you may suffer a loss on your investment if you purchase the notes at a price greater than the redemption amount of the notes. See “Description of the Notes — Special Mandatory Redemption.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $      million, after underwriting discounts and estimated offering expenses. NHIL intends to transfer the net proceeds to Noble-Cayman as advances, distributions, repayment of outstanding intercompany indebtedness or a combination of these. Noble-Cayman intends to use the net proceeds, together with cash on hand of approximately $      million and borrowings under our existing revolving credit facility, if necessary, to finance the cash portion of the purchase price of the Frontier acquisition. Pending that application of funds, we will invest the net proceeds from this offering in U.S. government obligations, bank deposits or in other secure, short-term investments.

If the Frontier acquisition is not consummated or the Frontier merger agreement is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, NHIL will be required to use the net proceeds from this offering, together with cash on hand, to redeem the notes as described under “Description of the Notes — Special Mandatory Redemption.”

CAPITALIZATION

The following table sets forth Noble-Cayman’s consolidated (1) cash and cash equivalents and (2) capitalization, all as of March 31, 2010 on an actual basis and on a pro forma basis to give effect to:

•	the cash payment of an aggregate of $1.7 billion to Frontier’s shareholders and to Frontier’s lenders to repay outstanding indebtedness other than indebtedness under the Bully I and Bully II credit facilities referred to below;

•	the issuance of the notes hereby and the application of the estimated net proceeds therefrom to finance a portion of the cash purchase price for the Frontier acquisition;

•	the use of $ million of cash on hand to finance a portion of the cash purchase price for the Frontier acquisition; and

•	the consolidation of indebtedness under the Bully I and Bully II secured credit facilities upon consummation of the Frontier acquisition as described under “Description of Certain Other Indebtedness — Secured, Non-Recourse Debt for Bully I, Bully II Joint Ventures.”

You should read this table in conjunction with Noble-Cayman’s consolidated financial statements and related notes and other financial data included in, or incorporated by reference into, this prospectus.

	March 31, 2010
	Actual	Pro Forma
	(In thousands)

Cash and cash equivalents	$837,181	$

Current portion of long-term debt	$—		$15,750

Long-term debt:
Bully I secured credit facility	—		334,250
Bully II secured credit facility	—		255,343
5.875% Senior Notes due 2013	299,883		299,883
7.375% Senior Notes due 2014	249,409		249,409
7.50% Senior Notes due 2019	201,695		201,695
Existing revolving credit facility	—
Notes offered hereby	—

Total long-term debt	750,987

Shareholders’ equity	7,322,063		7,307,063

Total capitalization	$8,073,050	$

NOBLE-CAYMAN UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

On June 27, 2010, Noble Corporation, a Swiss corporation (“Noble-Swiss”), Noble AM Merger Co, a Cayman Islands company and indirect wholly owned subsidiary of Noble-Swiss (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Agreement”) with Frontier, and certain of Frontier’s shareholders, pursuant to which Merger Sub would merge with and into FDR Holdings Limited, a Cayman Islands company (“Frontier”), with Frontier surviving as an indirect wholly owned subsidiary of Noble-Swiss (the “Merger”) and a wholly owned subsidiary of Noble Corporation, a Cayman Islands company and wholly owned subsidiary of Noble-Swiss (“Noble-Cayman”). Completion of the Merger is subject to customary closing conditions. The following unaudited pro forma condensed combined financial statements and related notes give effect to Noble-Cayman’s acquisition of Frontier and related transactions and financing.

The following unaudited pro forma condensed combined financial information sets forth: (i) the historical financial information as of March 31, 2010 and for the three months then ended, as derived from the unaudited financial statements of Noble-Cayman and Frontier, and the historical financial information for the year ended December 31, 2009, as derived from the audited financial statements of Noble-Cayman and Frontier; and (ii) pro forma adjustments assuming the pending Merger and related transactions and financing were completed as of March 31, 2010 for purposes of the unaudited pro forma condensed combined balance sheet and as of January 1, 2009 for purposes of the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma combined financial information should be read in conjunction with, and are qualified in their entirety by, the notes thereto and with the historical annual and quarterly consolidated financial statements of Noble-Cayman and Frontier, including the respective notes thereto. The unaudited pro forma condensed combined financial statements give effect to the Merger under the acquisition method of accounting. In the opinion of Noble-Cayman management, all significant adjustments necessary to reflect the effects of the Merger and related transactions and financing have been made. Those adjustments are preliminary and are based on certain estimates and currently available information. Such adjustments could change as additional information becomes available, as estimates are refined or as additional events occur. However, management does not expect any changes in the purchase price to be paid pursuant to the Merger Agreement or the allocation of such purchase price to be significant.

The unaudited pro forma condensed combined financial statements are presented for comparative purposes only and are not necessarily indicative of what the actual combined financial position and results of operations of Noble-Cayman and Frontier would have been as of and for the periods presented, nor does it purport to represent the future combined financial position or results of operations of Noble-Cayman and Frontier.

Noble Corporation (Noble-Cayman)

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2010

			Pro Forma			Pro Forma
	Noble	Frontier	Adjustments			Combined
	(In thousands)

Cash and cash equivalents	$837,181	$118,769	$(477,750)	(a	)	$478,200
Accounts receivable	622,213	33,060	—			655,273
Due from affiliate	296,196	—	—			296,196
Other current assets	120,348	26,840	(14,677)	(b	)	132,511
Property and equipment, net	6,836,867	2,046,532	314,977	(c	)	9,198,376
Other assets	277,239	99,101	(47,038)	(b	)	329,302

	$8,990,044	$2,324,302	$(224,488)			$11,089,858

Accounts payable and accrued liabilities	$470,643	$124,204	$(25,311)	(b	)	$569,536
Current portion of long-term debt	—	78,750	(63,000)	(d	)	15,750
Long-term debt	750,987	1,222,067	617,526	(d	)	2,590,580
Deferred tax liability	299,787	124	—			299,911
Other liabilities	146,564	17,298	(13,136)	(b	)	150,726
Shareholders equity	7,322,063	804,937	(819,937)	(e	)	7,307,063
Non-controlling interests	—	76,922	79,370	(f	)	156,292

	$8,990,044	$2,324,302	$(224,488)			$11,089,858

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Noble Corporation (Noble-Cayman)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the twelve months ended December 31, 2009

			Pro Forma			Pro Forma
	Noble	Frontier	Adjustments			Combined
	(In thousands)

Operating revenues
Contract drilling services	$3,509,755	$323,534	$(12,583)	(g	)	$3,820,706
Reimbursables	99,201	12,112	—			111,313
Labor contract drilling services	30,298	—	—			30,298
Other	1,157	—	—			1,157

	3,640,411	335,646	(12,583)			3,963,474

Operating expenses
Contract drilling services	1,006,764	137,595	—			1,144,359
Reimbursables	85,035	10,977	—			96,012
Labor contract drilling services	18,827	—	—			18,827
Depreciation & amortization	408,313	54,369	15,749	(g	)	478,431
General & administrative	58,543	44,837	—			103,380
Loss on asset disposal/involuntary conversion, net	30,839	—	—			30,839

	1,608,321	247,778	15,749			1,871,848

Operating Income	2,032,090	87,868	(28,332)			2,091,626
Other income (expense)
Interest expense	(1,685)	(88,358)	77,625	(h	)	(12,418)
Preferred dividends	—	(57,861)	57,861	(h	)	—
Interest income and other, net	6,810	(304)	—			6,506

Income (loss) before income taxes	2,037,215	(58,655)	107,154			2,085,714
Income tax (provision)/benefit	(336,834)	(35,587)	(17,927)	(i	)	(390,348)

Net income (loss)	1,700,381	(94,242)	89,227			1,695,366
Loss attributable to non-controlling interests	—	3,177	—			3,177

Net income (loss) to controlling interests	$1,700,381	$(91,065)	$89,227			$1,698,543

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Noble Corporation (Noble-Cayman)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the three months ended March 31, 2010

			Pro Forma			Pro Forma
	Noble	Frontier	Adjustments			Combined
	(In thousands)

Operating revenues
Contract drilling services	$808,646	$67,955	$(3,270)	(g	)	$873,331
Reimbursables	24,233	2,544	—			26,777
Labor contract drilling services	7,761	—	—			7,761
Other	211	—	—			211

	840,851	70,499	(3,270)			908,080

Operating expenses
Contract drilling services	252,781	41,807	—			294,588
Reimbursables	19,743	2,260	—			22,003
Labor contract drilling services	5,888	—	—			5,888
Depreciation & amortization	115,664	17,845	3,937	(g	)	137,446
General & administrative	15,888	13,827	—			29,715

	409,964	75,739	3,937			489,640

Operating Income	430,887	(5,240)	(7,207)			418,440
Other income (expense)
Interest expense	(465)	(27,361)	18,077	(h	)	(9,749)
Preferred dividends	—	(15,764)	15,764	(h	)	—
Interest income and other, net	3,607	(1,820)	—			1,787

Income (loss) before income taxes	434,029	(50,185)	26,634			410,478
Income tax (provision)/benefit	(55,396)	10,181	(3,462)	(i	)	(48,677)

Net income (loss)	378,633	(40,004)	23,172			361,801
Loss attributable to non-controlling interests	—	2,823	—			2,823

Net income (loss) to controlling interests	$378,633	$(37,181)	$23,172			$364,624

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation

The unaudited pro forma condensed combined consolidated financial statements were prepared in accordance with Securities and Exchange Commission Regulation S-X Article 11, using the acquisition method of accounting, and are based on the historical financial statements of Noble-Cayman and Frontier after giving effect to the cash to be paid by Noble-Cayman to consummate the Merger and related transactions and financing, as well as pro forma adjustments.

Accounting Standards Codification (“ASC”) 805, Business Combinations, requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values, as determined in accordance with ASC 820, Fair Value Measurements, as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the asset acquisition at the then-current market price, which may be different than the amount of consideration assumed in these unaudited pro forma condensed combined consolidated financial statements.

ASC 820, as amended, defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820, as amended, as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Noble-Cayman may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Noble-Cayman’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded as of the completion of the acquisition, primarily at their respective fair values and added to those of Noble-Cayman. Financial statements and reported results of operations of Noble-Cayman issued after completion of the acquisition will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Frontier.

The unaudited pro forma condensed combined consolidated balance sheet is presented as if the Merger had occurred on March 31, 2010. The unaudited pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2010 and the twelve months ended December 31, 2009 are presented as if the Merger had occurred on January 1, 2009.

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges impacting the target company are expensed in the period in which the costs are incurred. Total advisory, legal, regulatory, and valuation costs incurred by Noble-Cayman are estimated to total approximately $15 million.

2.	Accounting Policies

The unaudited pro forma financial information has been compiled in a manner consistent with the accounting policies adopted by Noble-Cayman.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

3.	Purchase Price Allocation

The total purchase price of $2.6 billion (including 100% of the long-term debt of two 50% owned joint ventures) was allocated to the net tangible and intangible assets acquired based on their estimated fair values as follows (in thousands):

Cash paid to, or on behalf of, Frontier and its equity holders	$1,703,000
Assumption of:
Accounts payable and other liabilities	103,179
Long-term debt	605,343
Non-controlling interests	156,292

Total purchase price	$2,567,814

Cash	$118,769
Accounts receivable	33,060
Other assets	47,610
Property and Equipment	2,361,509

Total tangible assets acquired	2,560,948
Amortizable intangible assets
Value of in place contracts	6,866

Total assets acquired	$2,567,814

4.	Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined consolidated balance sheet and statements of operations are as follows:

Description

(a) Adjustments to cash include the following:

•	Net proceeds received from the issuance of long term debt totaling $1,240 million,

•	Cash paid to, or on behalf of, Frontier and its equity holders totaling $1,703 million, and

•	Estimated expenses for professional fees and other non-recurring transaction costs of $15 million associated with the Merger.

(b) Adjustments/eliminations to Frontier balances related to:

•	Other current assets -

i.	Elimination of deferred financing costs of $8 million, and

ii.	Elimination of deferred mobilization and dry docking costs of $7 million.

•	Other assets -

i.	Elimination of deferred financing costs of $25 million,

ii.	Reduction in deferred tax assets of $20 million,

iii.	Elimination of deferred mobilization and dry docking costs of $18 million,

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

iv.	Additional deferred financing costs of $10 million for the issuance of long-term debt totaling $1,250 million, and

v. Record the fair value of in-place contracts, as of the Merger date, totaling $7 million.

•	Accounts payable and accrued liabilities —

i.	Elimination of accrued interest of $9 million,

ii.	Elimination of deferred revenues of $15 million, and

iii.	Elimination of the fair value of derivatives to be canceled of $1 million.

•	Other liabilities —

i.	Elimination of deferred revenues of $13 million.

(c) Adjustment to record Frontier assets acquired at estimated fair value.

(d) Adjustments to long-term debt include the following:

•	Issuance of long-term debt in an aggregate principal amount of $1,250 million, and

•	Repayment of third-party debt of Frontier of $695 million, which includes $63 million in current portion of long-term debt as of March 31, 2010.

(e) Elimination of Frontier’s historical equity balances. Immediately prior to the effective time of the Merger, certain shareholder related interests, including shareholder debt, mandatorily redeemable preferred shares and dividends payable, will be converted into Frontier equity. Also includes adjustment to beginning equity for estimated expenses for professional fees and other non-recurring transaction costs of $15 million associated with the Merger.

(f) Represents fair value adjustments to holders of non-controlling interests in two joint ventures, each of which is currently constructing a Bully-class drillship. Estimates of fair value were based on the fair value of the rigs at acquisition.

(g) Represents amortization of the fair value of in-place contracts over the life of the contracts, ranging from one to six years, and additional depreciation expense on the estimated fair value of Frontier assets at acquisition using an estimated average remaining useful life of 20 years.

(h) Represents elimination of interest expense, net of capitalized interest, on debt repaid by Frontier in connection with the Merger and dividends on preferred shares. Also includes estimated interest expense, net of capitalized interest, of $10 million for the year ended December 31, 2009 and $9 million for the three months ended March 31, 2010, on new long-term unsecured borrowings of $1,250 million at an average interest rate of 6.5%.

(i) Includes adjustment of income taxes for the items described in notes (g) and (h), above, using Noble-Cayman’s average income tax rate for the period presented. Due to the multiple jurisdictions in which Noble-Cayman operates, the effective tax rate was used to calculate income taxes instead of the statutory rate in effect.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Indebtedness of Noble-Cayman and NHIL and Related Guarantees

At May 31, 2010, Noble-Cayman and its subsidiaries, including NHIL and its subsidiaries, had approximately $751 million of unsecured long-term senior notes (including current maturities) outstanding. At that date, Noble-Cayman had no outstanding borrowings under its unsecured revolving credit facility, described below.

The $751 million of long-term senior notes of Noble-Cayman and its subsidiaries outstanding at May 31, 2010 was originally issued by Noble-Cayman ($300 million original principal amount), NHIL ($250 million original principal amount) and Noble Drilling Corporation, or Noble Drilling ($250 million original principal amount; $202 million outstanding as of May 31, 2010). At the time of issuance of such senior notes or subsequent to such issuance, Noble-Cayman or one or more subsidiaries of Noble-Cayman was or became a co-issuer or guarantor or otherwise became obligated on such senior notes, such that at May 31, 2010 the issuers, co-issuers and guarantors of such senior notes were as follows:

Issuer
Notes	(Co-Issuer(s))	Guarantor(s)

$300 million 5.875% Senior Notes due 2013	Noble-Cayman	Noble Drilling NHIL

$250 million 7.375% Senior Notes due 2014	NHIL	Noble-Cayman

$202 million 7.50% Senior Notes due 2019	Noble Drilling (Noble Drilling Holding LLC ) (Noble Drilling Services 6 LLC)	Noble-Cayman Noble Holding (U.S.) Corporation

As a result, at May 31, 2010, each of Noble-Cayman and NHIL was an issuer or guarantor of $550 million aggregate principal amount of senior notes. In addition, Noble-Cayman was a guarantor of an additional $202 million of senior notes issued by Noble Drilling and as to which several additional subsidiaries of Noble-Cayman (as shown in the table above) were guarantors or co-issuers (and effectively guarantors). All of the entities listed in the table above, other than Noble-Cayman, are indirect subsidiaries of Noble-Cayman. None of the entities listed in the table above are subsidiaries of NHIL except for Noble Drilling Holding LLC and Noble Drilling Services 6 LLC, which are direct, wholly owned subsidiaries of NHIL.

At May 31, 2010, none of the outstanding indebtedness of Noble-Cayman and its subsidiaries, including NHIL, was secured.

Noble-Cayman Unsecured Revolving Credit Facility

Noble-Cayman has a $600 million unsecured revolving credit facility, which is scheduled to mature on March 15, 2013. From March 15, 2012 through March 15, 2013, the total amount available under the credit facility will be $575 million, but we have the right to seek an increase of the total amount available to $600 million. We may, subject to certain conditions, request that the term of the credit facility be extended for an additional one-year period. Noble Drilling and NHIL have guaranteed the obligations under the credit facility. Pursuant to the terms of the credit facility, we may, subject to certain conditions, elect to increase the amount available up to $800 million. The credit facility provides Noble-Cayman with the ability to issue up to $150 million in letters of credit. While Noble-Cayman’s issuance of letters of credit does not increase its borrowings outstanding, it does reduce the amount available. Borrowings may be made under the facility (a) at the sum of Adjusted LIBOR (as defined) plus an applicable margin (currently 0.235 percent based on our current credit ratings), or (b) at the base rate (the greater of the prime rate for U.S. dollar loans announced by Citibank, N.A. or the sum of the weighted average overnight federal funds rate published by the Federal Reserve Bank of New York plus 0.50 percent).

At May 31, 2010, no borrowings and no letters of credit were outstanding under this facility, leaving the entire $600 million remaining available under the credit facility.

Certain Letters of Credit, Surety and Other Bonds and Guarantees

Noble-Cayman had letters of credit of approximately $96 million and performance and tax assessment bonds totaling approximately $327 million supported by surety bonds outstanding at March 31, 2010. Additionally, certain of Noble’s subsidiaries issue, from time to time, guarantees of the temporary import status of rigs or equipment imported into certain countries in which they operate. These guarantees are issued in lieu of payment of custom, value added or similar taxes in those countries.

Secured, Non-Recourse Debt for Bully I, Bully II Joint Ventures

If the pending acquisition of Frontier is consummated, we will acquire a 50% interest in two joint ventures that are constructing and own the rights to the Bully I and Bully II drillships. Each of these joint ventures is consolidated in the consolidated financial statements of Frontier and, if the Frontier acquisition is consummated, will be consolidated in our consolidated financial statements from the closing of the acquisition.

Each of the Bully I and Bully II joint ventures has a secured credit facility in place to finance the construction of the drillship being constructed by such joint venture. The acquisition of certain consents from the lenders under these credit facilities is a condition to closing of the Frontier acquisition, and assuming such consents are obtained these credit facilities will continue in effect following consummation of the Frontier acquisition.

The indebtedness under each of the Bully I and Bully II credit facilities is non-recourse to FDR Holdings Limited, which is the parent entity of the Frontier companies. None of Noble-Cayman, NHIL and Noble-Swiss, and no other subsidiary of Noble-Swiss, has guaranteed the indebtedness under the Bully I or Bully II credit facilities.

The Bully I secured credit facility provides for a $465 million senior secured term loan and credit facility, including a $375 million senior secured term loan, a $40 million senior secured credit facility revolver and a $50 million junior secured credit facility. As of May 31, 2010, $350 million of senior secured loans were outstanding under this facility. The senior secured term loan requires 20 quarterly payments of $15.75 million, starting at the end of the first complete quarter after the earlier of delivery of the Bully I drillship or March 2011. In addition to the final quarterly payment of $15.75 million, a final balloon payment of up to $60 million is due on the earlier occurrence of five years after the delivery of the Bully I or December 31, 2015. The senior secured credit facility revolver is also due in full on the final balloon payment date. The junior secured credit facility requires quarterly payments, based on an excess cash flow calculation defined in the facility agreement, commencing after the third complete quarter following delivery and acceptance of the Bully I drillship with final payment to be made on the final balloon payment date. The senior secured term loan provides for floating interest rates that are fixed for one-, three- or six-month periods at LIBOR plus 2.5% prior to delivery and acceptance of the drillship and 1.5% thereafter. The Bully I credit facility is secured by assignments of the major contracts for the construction of the drillship and its equipment, the drilling contract for the drillship, and various other rights. In addition, when the drillship is registered following completion of construction, the credit facility will be secured by a first-preferred ship mortgage.

The Bully II secured credit facility provides for a $495 million senior secured term loan and credit facility, including a $435 million senior secured term loan, a $10 million senior secured credit facility revolver and a $50 million secured cost overrun term loan. As of May 31, 2010, $271.9 million of senior secured loans were outstanding under this facility. The senior secured term loan requires 28 quarterly payments beginning soon after commencement of operations by the Bully II drillship or July 15, 2011. The final quarterly payment will be paid together with a one-time balloon payment of up to $90 million plus any other amount outstanding under the senior secured revolving credit facility on the final 28th quarterly installment payment date. The senior secured term loan provides for floating interest rates that are fixed for three months or such other period selected by the borrower and agreed by the agent, at LIBOR plus 2.5% prior to the occurrence of the delivery date of the hull, thereafter LIBOR plus 2.3% until contract commencement, and thereafter LIBOR plus 2.25% until the first day of the sixth anniversary of the contract commencement, and thereafter 2.4%. The secured cost overrun term loan has floating interest rates of LIBOR plus 3.5% prior to the occurrence of the contract commencement and 3.25% thereafter. The Bully II credit facility is secured by assignments of the major contracts for the construction of the drillship and its equipment, the drilling contract for the drillship, and various other rights. In addition, when the drillship is registered following completion of construction, the credit facility will be secured by a first-preferred ship mortgage.

DESCRIPTION OF THE NOTES

The notes of each series offered by this prospectus supplement will constitute a separate series of senior debt securities of NHIL as described below and in the accompanying prospectus. The notes will be issued under an indenture between NHIL, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee, and a second supplemental indenture among NHIL, as issuer, the trustee and Noble-Cayman, as guarantor. In this section, references to the “indenture” refer to the indenture as supplemented and amended by the second supplemental indenture. The summary of selected provisions of the notes and the indenture referred to below supplements, and to the extent inconsistent supersedes and replaces, the description of the general terms and provisions of the senior debt securities and the indenture contained in the accompanying prospectus under the caption “Description of Debt Securities.” This summary is not complete and is qualified by reference to provisions of the notes and the indenture. Forms of the notes and the indenture, including the second supplemental indenture providing for the guarantee by Noble-Cayman, have been or will be filed by Noble-Cayman with the SEC, and you may obtain copies as described under “Where You Can Find More Information” in the accompanying prospectus. Capitalized terms used and not defined in this description have the meaning given them in the accompanying prospectus or the indenture.

In this section, references to “NHIL”, “we,” “our,” “us” and the “Company” mean NHIL, excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries, and references to “Noble-Cayman” mean Noble-Cayman, excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries.

General

The 2015 notes, the 2020 notes and the 2040 notes will each constitute a separate series of senior debt securities under the indenture, initially limited to $      million aggregate principal amount of 2015 notes, $      million aggregate principal amount of 2020 notes and $      million aggregate principal amount of 2040 notes. We may, from time to time, without giving notice to or seeking the consent of the holders of the debt securities, issue additional notes having the same ranking, interest rate, maturity and other terms as the 2015 notes, the 2020 notes or the 2040 notes issued in this offering. Any additional 2015 notes having such similar terms together with the previously issued 2015 notes will constitute a single series of debt securities under the indenture, any additional 2020 notes having such similar terms together with the previously issued 2020 notes will constitute a single series of debt securities under the indenture and any additional 2040 notes having such similar terms together with the previously issued 2040 notes will constitute a single series of debt securities under the indenture.

The 2015 notes will mature on          , 2015 and will bear interest at the rate of     % per annum, accruing from          , 2011. The 2020 notes will mature on          , 2020 and will bear interest at the rate of     % per annum, accruing from          , 2011. The 2040 notes will mature on          , 2040 and will bear interest at the rate of     % per annum, accruing from          , 2011. Interest on the notes of each series will be paid semi-annually, in arrears, on           and           to the holders of record at the close of business on the           and           immediately preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date, redemption date or the maturity date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest may be made on the next business day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.

The notes of each series initially will be issued in book-entry form and represented by one or more global notes deposited with, or on behalf of, The Depository Trust Company, as Depositary, and registered in the name of Cede & Co., its nominee. This means that you will not be entitled to receive a certificate for the notes that you purchase except under the limited circumstances described below under the caption “— Book-Entry, Delivery and Form.” If any of the notes are issued in certificated form they will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

So long as the notes are in book-entry form, you will receive payments and may transfer notes only through the facilities of the Depositary and its direct and indirect participants. See “— Book-Entry, Delivery and Form” below. We will maintain an office or agency in the Borough of Manhattan, The City of New York where notices and demands in respect of the notes and the indenture may be delivered to us and where certificated notes may be surrendered for payment, registration of transfer or exchange. That office or agency will initially be the office of the agent of the trustee in the City of New York, which is currently located at The Bank of New York Mellon Corporation, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street — 7 East, New York, New York 10286.

So long as the notes are in book-entry form, we will make payments on the notes to the Depositary or its nominee, as the registered owner of the notes, by wire transfer of immediately available funds. If notes are issued in definitive certificated form under the limited circumstances described below under the caption “— Book-Entry, Delivery and Form,” we will have the option of paying interest by check mailed to the addresses of the persons entitled to payment or by wire transfer to bank accounts in the United States designated in writing to the trustee at least 15 days before the applicable payment date by the persons entitled to payment.

We will pay principal of and any premium on the notes of each series at their stated maturity, upon redemption or otherwise, upon presentation of the notes at the office of the trustee, as our paying agent. In our discretion, we may appoint one or more additional paying agents and security registrars and designate one or more additional places for payment and for registration of transfer, but we must at all times maintain a place of payment of the notes and a place for registration of transfer of the notes in the Borough of Manhattan, The City of New York.

We will be entitled to redeem the notes at our option as described below under the caption “— Optional Redemption.” You will not be permitted to require us to redeem or repurchase the notes, although we will be required to redeem the notes under certain circumstances as described below under the caption “— Special Mandatory Redemption.” The notes will not be subject to a sinking fund.

Ranking of Notes; Guarantee

The notes will be our general unsecured and unsubordinated obligations and will rank on a parity in right of payment with any and all of our other unsecured and unsubordinated indebtedness. The notes are our obligations exclusively, and are not the obligations of any of our subsidiaries or other subsidiaries of Noble-Cayman. Because we conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. As a result, the notes will be effectively subordinated to any and all existing and future indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of these subsidiaries, the subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

The due and punctual payment of the principal of, premium, if any, interest on and all other amounts due under the notes will be fully and unconditionally guaranteed by Noble-Cayman. The guarantee will be the general unsecured obligation as to payment of Noble-Cayman and will rank equally with all existing and future unsecured and unsubordinated indebtedness of Noble-Cayman, including other guarantees by Noble-Cayman in favor of its subsidiaries other than NHIL. Because Noble-Cayman conducts its operations primarily through its subsidiaries and substantially all of its consolidated assets are held by the subsidiaries of Noble-Cayman, Noble-Cayman depends on the cash flow of its subsidiaries to meet its obligations, including its obligations under the guarantee relating to the notes. As a result, the guarantee will be effectively subordinated to any and all existing and future indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the subsidiaries of Noble-Cayman other than NHIL. In the event of a bankruptcy, liquidation or reorganization of any of these subsidiaries, the subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to Noble-Cayman.

As of March 31, 2010, after giving effect to this offering and completion of the Frontier acquisition, Noble-Cayman would have had $2.606 billion of indebtedness outstanding. Of this amount, Noble-Cayman and NHIL would be obligated as issuers and guarantors on $1.799 billion of indebtedness (including the notes offered hereby), Noble-Cayman and certain of its subsidiaries other than NHIL would be obligated as issuers, co-issuers and guarantors on $202 million of indebtedness and the joint ventures that own the Bully I and Bully II drillships would be obligated on an aggregate of $605 million of secured indebtedness that is non-recourse to Frontier, Noble-Cayman and NHIL but that will be included in Noble-Cayman’s consolidated financial statements following completion of the Frontier acquisition. As a result, as of March 31, 2010, after giving effect to this offering and completion of the Frontier acquisition, the notes offered hereby will be effectively subordinated to (1) the obligations of certain subsidiaries of Noble-Cayman other than NHIL (but which are subsidiaries of NHIL) on $202 million of indebtedness and (2) the obligations of the joint ventures that own the Bully I and Bully II drillships on an aggregate of $605 million of secured indebtedness (to the extent of the value of the assets securing such indebtedness). In addition to the debt described above, Noble-Cayman has a $600 million unsecured revolving credit facility and NHIL and Noble Drilling Corporation have guaranteed any borrowings outstanding under that facility. As of May 31, 2010, there were no borrowings outstanding under that facility.

Special Mandatory Redemption

If, for any reason, (1) the pending Frontier acquisition is not consummated on or prior to 5:00 p.m., New York City time, on September 30, 2010 or (2) the merger agreement with Frontier is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, we will be required to redeem all of the notes then outstanding on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. Notice of a special mandatory redemption will be mailed promptly after the occurrence of the event triggering redemption to each holder of the notes at its registered address. If funds sufficient to pay the Special Mandatory Redemption Price of all of the notes to be redeemed on the Special Mandatory Redemption Date are deposited with the paying agent on or before such Special Mandatory Redemption Date, and certain other conditions are satisfied, on and after such Special Mandatory Redemption Date the notes will cease to bear interest.

For purposes of the foregoing discussion of a special mandatory redemption, the following definitions are applicable:

•	“Special Mandatory Redemption Date” means the earlier to occur of (1) October 30, 2010 if the proposed acquisition has not been completed on or prior to 5:00 p.m., New York City time, on September 30, 2010 or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Frontier merger agreement for any reason.

•	“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the notes then outstanding, plus accrued and unpaid interest from the date of initial issuance to but excluding the Special Mandatory Redemption Date.

Optional Redemption

The notes of each series will be redeemable, at our option, at any time or from time to time, in whole or in part, on any date prior to maturity (the “Redemption Date”) in principal amounts of $2,000 and integral multiples of $1,000 in excess thereof at a price (the “Redemption Price”) equal to 100% of the principal amount of the notes of the series being redeemed plus accrued and unpaid interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), plus a Make-Whole Premium, if any is required to be paid. The Redemption Price will never be less than 100% of the principal amount of the notes of the series being redeemed plus accrued and unpaid interest to the Redemption Date.

The amount of the Make-Whole Premium with respect to any note (or portion of a note) to be redeemed will be equal to the excess, if any, of:

(i) the sum of the present values, calculated as of the Redemption Date, of:

(A) each interest payment that, but for the redemption, would have been payable on the note (or its portion) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period before the Redemption Date); and

(B) the principal amount that, but for the redemption, would have been payable at the final maturity of the note (or its portion) being redeemed;

over

(ii) the principal amount of the note (or its portion) being redeemed.

The present values of interest and principal payments referred to in clause (i) above will be determined in accordance with generally accepted principles of financial analysis. Those present values will be calculated by discounting the amount of each payment of interest or principal from the date that each payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus basis points in the case of the 2015 notes, basis points in the case of the 2020 notes and           basis points in the case of the 2040 notes.

The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by us, provided that if we fail to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make the calculation, such calculation will be made by Barclays Capital Inc. or, if that firm is unwilling or unable to make the calculation, by an independent investment banking institution of national standing appointed by the trustee (in any such case, an “Independent Investment Banker”).

For purposes of determining the Make-Whole Premium, “Treasury Yield” means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the applicable series of notes, calculated to the nearest 1/12 of a year (the “Remaining Term”). The Treasury Yield will be determined as of the third business day immediately before the applicable Redemption Date.

The weekly average yields of United States Treasury Notes will be determined by referring to the most recent statistical release published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or any successor release (the “H.15 Statistical Release”). If the H.15 Statistical Release contains a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to that weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields as calculated by interpolation will be rounded to the nearest 1/100th of 1% with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If less than all of the notes are to be redeemed, the trustee will select the notes to be redeemed by such method as the trustee shall deem fair and appropriate. The trustee may select for redemption notes and portions of notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Certain Covenants

Limitation on Liens.  The indenture provides that Noble-Cayman will not, and will not permit any of its Subsidiaries to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien upon any Principal Property or any shares of stock or indebtedness of any Subsidiary that owns or leases a Principal Property (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) without making effective provision whereby the notes (together with, if Noble-Cayman shall so determine, any other Indebtedness or other obligation) shall be secured equally and ratably with (or, at Noble-Cayman’s option, prior to) the Indebtedness so secured for so long as such Indebtedness is so secured. The foregoing restrictions do not, however, apply to Indebtedness secured by Permitted Liens.

“Permitted Liens” means (i) Liens existing on the date of original issuance of notes; (ii) Liens on property or assets of, or any shares of stock of, or other equity interests in, or indebtedness of, any Person existing at the time such Person becomes a Subsidiary of Noble-Cayman or at the time such Person is merged into or consolidated with Noble-Cayman or any of its Subsidiaries or at the time of a sale, lease or other disposition of all or substantially all of the properties of a Person to Noble-Cayman or a Subsidiary of Noble-Cayman; (iii) Liens in favor of Noble-Cayman or any of its Subsidiaries; (iv) Liens in favor of governmental bodies to secure progress or advance payments; (v) Liens securing industrial revenue or pollution control bonds, or similar indebtedness; (vi) Liens on property securing (a) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property or (b) Indebtedness incurred by Noble-Cayman or any Subsidiary of Noble-Cayman prior to or within one year after the later of the acquisition, the completion of construction, alteration, improvement or repair or the commencement of commercial operation thereof, which Indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon; (vii) statutory liens or landlords’, carriers’, warehouseman’s, mechanics’, suppliers’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings; (viii) Liens on current assets of Noble-Cayman or any of its Subsidiaries securing its Indebtedness or Indebtedness of any such Subsidiary, respectively; (ix) Liens on the stock, partnership or other equity interest of Noble-Cayman or any of its Subsidiaries in any Joint Venture or any Subsidiary that owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture; (x) Liens under workers compensation or similar legislation; (xi) Liens in connection with legal proceedings or securing tax assessments, which in each case are being contested in good faith; (xii) good faith deposits in connection with bids, tenders, contracts or Liens; (xiii) deposits made in connection with maintaining self-insurance, to obtain the benefits of laws, regulations or arrangements relating to unemployment insurance, old age pensions, social security or similar matters or to secure surety, appeal or customs bonds; and (xiv) any extensions, substitutions, replacements or renewals in whole or in part of a Lien enumerated in clauses (i) through (xiii) above.

Notwithstanding the foregoing, Noble-Cayman and its Subsidiaries may, without securing the notes, issue, assume or guarantee secured Indebtedness that would otherwise be subject to the foregoing restrictions in an aggregate principal amount that, together with all other such Indebtedness of Noble-Cayman and its Subsidiaries that would otherwise be subject to the foregoing restrictions (including Indebtedness permitted to be secured under clause (i) under the definition of Permitted Liens but excluding Indebtedness permitted to be secured under clauses (ii) through (xiv) thereunder) and the aggregate amount of Attributable Indebtedness deemed outstanding with respect to Sale/Leaseback Transactions (other than those in connection with which we have voluntarily retired any of the notes, any Pari Passu Indebtedness or any Funded Indebtedness pursuant to clause (c) below under the heading “Limitation on Sale/Leaseback Transactions”), does not at any one time exceed 15% of Noble-Cayman’s Consolidated Net Tangible Assets .

Limitation on Sale/Leaseback Transactions.  The indenture provides that Noble-Cayman will not, and will not permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction with any person (other than Noble-Cayman or a Subsidiary of Noble-Cayman) unless: (a) Noble-Cayman or such Subsidiary would be entitled to incur Indebtedness in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under “Limitation on Liens” above without equally and ratably securing the notes pursuant to such covenant; (b) after the date of the first series of notes issued under the indenture and within a period commencing nine months prior to the consummation of such Sale/Leaseback Transaction and ending nine months after the consummation thereof, Noble-Cayman or such Subsidiary shall have expended for property used or to be used in the ordinary course of Noble-Cayman’s business and that of its Subsidiaries an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and Noble-Cayman shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below or as otherwise permitted); or (c) we or Noble-Cayman, during the nine-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to either (i) the voluntary defeasance or retirement of any notes, any Pari Passu Indebtedness or any Funded Indebtedness or (ii) the acquisition of one or more Principal Properties at fair value, an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of Noble-Cayman, of such property as of the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by us as set forth in clause (b) above), less an amount equal to the sum of the principal amount of notes, Pari Passu Indebtedness and Funded Indebtedness voluntarily defeased or retired by us or Noble-Cayman plus any amount expended to acquire any Principal Properties at fair value, within such nine-month period and not designated as a credit against any other Sale/ Leaseback Transaction entered into by Noble-Cayman or any of its Subsidiaries during such period.

Consolidation, Merger and Sale of Assets.  The indenture provides that (a) we will not consolidate or amalgamate with or merge into any person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of our assets to any person, other than one of our direct or indirect wholly-owned subsidiaries and (b) Noble-Cayman will not consolidate or amalgamate with or merge into any person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, other than one of its direct or indirect wholly-owned subsidiaries, in each case, unless:

•	either (i) we or Noble-Cayman, as applicable, shall be the continuing corporation or (ii) the person formed by such consolidation or amalgamation or into which we or Noble-Cayman, as applicable, are merged, or the person which acquires, by sale, lease, conveyance, transfer or other disposition, all or substantially all of our or Noble-Cayman’s assets, as applicable, shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on the notes and the performance of our or Noble-Cayman’s, as applicable, covenants and obligations under the indenture and the notes, or, in the case of Noble-Cayman, the guarantee, in which case such person would be substituted for us or Noble-Cayman, as applicable, in the indenture with the same effect as if it had been an original party to the indenture;

•	immediately after giving effect to such transaction or series of transactions, no default or Event of Default shall have occurred and be continuing or would result therefrom; and

•	we or Noble-Cayman deliver to the applicable trustee an officers’ certificate and an opinion of counsel, each in the form required by the indenture and stating that the transaction and the supplemental indenture comply with the indenture.

Tax Additional Amounts

We will pay any amounts due with respect to the notes without deduction or withholding for any and all present and future withholding taxes, levies, imposts and charges (a “withholding tax”) imposed by or for the account of the Cayman Islands or any other jurisdiction in which we are resident for tax purposes or any political subdivision or taxing authority of such jurisdiction (the “Taxing Jurisdiction”), unless such withholding or deduction is required by law. If such deduction or withholding is at any time required, we will (subject to compliance by you with any relevant administrative requirements) pay you additional amounts as will result in your receipt of such amounts as you would have received had no such withholding or deduction been required.

If the Taxing Jurisdiction requires us to deduct or withhold any of these taxes, levies, imposts or charges, we will (subject to compliance by the holder of a note with any relevant administrative requirements) pay these additional amounts in respect of the principal amount, redemption price and interest (if any) in accordance with the terms of the notes and the indenture, as may be necessary so that the net amounts paid to the holder or the trustee after such deduction or withholding will equal the principal amount, redemption price and interest (if any) on the notes. However, we will not pay any additional amounts in the following instances:

•	if any withholding would not be payable or due but for the fact that (1) the holder of a note (or a fiduciary, settlor, beneficiary of, member or shareholder of, the holder, if the holder is an estate, trust, partnership or corporation) is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or being physically present in, the Taxing Jurisdiction or otherwise having some present or former connection with the Taxing Jurisdiction other than the holding or ownership of the note or the collection of the principal amount, redemption price and interest (if any), in accordance with the terms of the notes and the indenture, or the enforcement of the note or (2) where presentation is required, the note was presented more than 30 days after the date such payment became due or was provided for, whichever is later;

•	if any withholding tax is attributable to any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, levy, impost or charge;

•	if any withholding tax is attributable to any tax, levy, impost or charge that is payable otherwise than by withholding from payment of the principal amount, redemption price and interest (if any);

•	if any withholding tax would not have been imposed but for the failure to comply with certification, identification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the relevant tax authority of the holder or beneficial owner of the note, if (A) this compliance is required by statute or by regulation as a precondition to relief or exemption from such withholding tax and (B) at least 30 days prior to the first scheduled payment date for which compliance will be required, Noble-Cayman has notified holders or beneficial owners of notes that they must comply with such certification, identification, information, documentation or other reporting requirements;

•	to the extent a holder of a note is entitled to a refund or credit in such Taxing Jurisdiction of amounts required to be withheld by such Taxing Jurisdiction; or

•	any combination of the instances described in the preceding bullet points.

With respect to the fifth bullet point listed above, in the absence of evidence satisfactory to us we may conclusively presume that a holder of a note is entitled to a refund or credit of all amounts required to be withheld. We also will not pay any additional amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member or such partnership or a beneficial owner thereof, would not have been entitled to the payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the note.

Noble-Cayman will, with respect to its guarantee of the notes, pay additional amounts, subject to the above requirements and limitations, with respect to any withholding tax imposed by or for the account of any Taxing Jurisdiction with respect to any payments made under the guarantee.

Noble-Cayman will furnish to the trustee documentation reasonably satisfactory to the trustee evidencing the payment of any withholding taxes with respect to payments on the notes. Copies of such receipts will be made available to the holders of the notes or beneficial owners of the notes upon written request.

Events of Default

“Events of Default” means, with respect to the notes, any of the following events:

•	failure to pay principal on any notes when due and payable at maturity, upon redemption or otherwise;

•	failure to pay any interest on any notes when due and payable and such default continues for 30 days;

•	default in the performance or breach of any covenant in the indenture, which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding notes as provided in the indenture;

•	the guarantee of the notes by Noble-Cayman ceases to be in full force and effect or Noble-Cayman denies or disaffirms its obligations under such guarantee;

•	certain events of bankruptcy, insolvency or reorganization, as the case may be, involving Noble-Cayman or us; and

•	default under any bond, debenture, note or other evidence of Indebtedness (other than Non-Recourse Indebtedness) by Noble-Cayman or any of its Subsidiaries or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (other than Non-Recourse Indebtedness) of Noble-Cayman or any of its Subsidiaries resulting in the acceleration of such Indebtedness (other than Non-Recourse Indebtedness), or any default in payment of such Indebtedness (other than Non-Recourse Indebtedness) (after expiration of any applicable grace periods and presentation of any debt instruments, if required), if the aggregate amount of all such Indebtedness (other than Non-Recourse Indebtedness) that has been so accelerated and with respect to which there has been such a default in payment shall exceed $25,000,000 and there has been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted indebtedness within 20 days after there has been given, by registered or certified mail, to Noble-Cayman by the trustee or to Noble-Cayman and the trustee by the holders of at least 25% in principal amount of all outstanding notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture.

For purposes of the foregoing, “Non-Recourse Indebtedness” means any of Noble-Cayman’s Indebtedness or any Indebtedness of any of its Subsidiaries in respect of which (a) the recourse of the holder of such Indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to (i) Liens on specified assets and (ii) in respect of Indebtedness of a Subsidiary, Liens on assets of the Subsidiary acquired after the date of original issuance of the notes, and with respect to such Indebtedness of Noble-Cayman’s or any of its Subsidiaries, neither Noble-Cayman nor any of its Subsidiaries (other than the issuer of such Indebtedness) provides any credit support or is otherwise liable or obligated and (b) the occurrence of any event, or the existence of any condition under any agreement or instrument relating to such Indebtedness, shall not at any time have the effect of accelerating, or permitting the acceleration of, the maturity of any other Indebtedness of Noble-Cayman or any of its Subsidiaries or otherwise permitting any such other Indebtedness to be declared due and payable, or to be required to be prepaid, purchased or redeemed, prior to the stated maturity thereof (it being understood, for the avoidance of doubt, that the Indebtedness of the joint ventures that own the Bully I and Bully II drillships and any of their respective Subsidiaries existing on the date of original issuance of the notes shall constitute Non-Recourse Indebtedness).

The holders of a majority in principal amount of the notes may waive any past default with respect to the notes under the indenture and its consequences, and the holders of a majority in principal amount of all notes of any series outstanding under the indenture may waive on behalf of the holders of all notes of such series outstanding under the indenture any other past default under the indenture and its consequences, except:

•	in the case of the payment of the principal of, premium (if any) or interest on any notes; or

•	except as described below under the caption “— Amendment, Supplement and Waiver.”

Discharge and Defeasance

The terms of the notes provide that we will be permitted to terminate certain of our obligations and those of Noble-Cayman under the indenture, including the covenants described above under “— Certain Covenants,” pursuant to the indenture’s covenant defeasance provisions only if we deliver to the Trustee an opinion of counsel that covenant defeasance will not cause holders of the notes to recognize income, gain or loss for United States federal income tax purposes.

The terms of the notes also provide for legal defeasance. Legal defeasance is permitted only if we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that legal defeasance will not cause holders of the notes to recognize income, gain or loss for United States federal income tax purposes.

Amendment, Supplement and Waiver

We generally may amend the indenture or the notes and the guarantee with the written consent of the holders of a majority in principal amount of the outstanding notes affected by the amendment. The holders of a majority in principal amount of the outstanding debt securities of (i) any series may also waive our compliance in a particular instance with any provision of the applicable indenture with respect to such series of debt securities and (ii) all series may waive our compliance in a particular instance with any provision of the applicable indenture with respect to all series of debt securities issued thereunder. We must obtain the consent of each holder of notes affected by a particular amendment or waiver, however, if such amendment or waiver:

•	changes the stated maturity of the notes, or any installment of principal of or interest on any note;

•	reduces the principal amount of or the interest rate applicable to any note;

•	changes any place of payment for any note;

•	changes the currency in which the principal, premium, or interest of any note may be repaid;

•	impairs the right of the holder of any note to institute suit for the enforcement of any payment due in respect of any note on or after stated maturity;

•	reduces the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	waives any default in the payment of principal of, or premium or interest on, any note due under the indenture; or

•	releases Noble-Cayman from any of its obligations under the guarantee or the indenture, except in accordance with the terms of the indenture.

Notwithstanding the foregoing, we may amend the indenture or the notes without the consent of any holder:

•	to cure any ambiguity, defect or inconsistency;

•	to comply with the indenture’s provisions with respect to successor corporations;

•	to comply with any requirements of the SEC to effect or maintain qualification under the Trust Indenture Act of 1939, as amended;

•	to make any change that does not adversely affect the rights of any holder of notes in any material respect;

•	to issue additional notes as permitted by the indenture; or

•	to allow a guarantor to execute a supplemental indenture or a guarantee with respect to the notes.

Definitions

“Attributable Indebtedness,” when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first day such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under generally accepted accounting principles in the United States, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles in the United States.

“Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those that are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent quarterly balance sheet of Noble-Cayman and its consolidated Subsidiaries and determined in accordance with generally accepted accounting principles in the United States.

“Funded Indebtedness” means all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that by its terms matures on, or that is renewable at the option of any obligor thereon to, a date more than one year after the date on which such Indebtedness is originally incurred.

“Indebtedness” of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit, performance bonds and other obligations issued by or for the account of such Person in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third business day following demand for reimbursement, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person (provided that if the obligations so secured have not been assumed in full by such Person or are not otherwise such Person’s legal liability in full, then such obligations shall be deemed to be in an amount equal to the greater of (a) the lesser of (1) the full amount of such obligations and (2) the fair market value of such assets, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution, and (b) the amount of obligations as have been assumed by such Person or that are otherwise such Person’s legal liability), and (vii) all Indebtedness of others (other than endorsements in the ordinary course of business) guaranteed by such Person to the extent of such guarantee.

“Joint Venture” means any partnership, corporation or other entity in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Noble-Cayman and/or one or more Subsidiaries of Noble-Cayman.

“Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest. For purposes of the indenture, Noble-Cayman or any Subsidiary of Noble-Cayman shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

“Pari Passu Indebtedness” means any Indebtedness of Noble-Cayman, whether outstanding on the issue date of the notes or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the guarantee.

“Principal Property” means any jackup, semisubmersible, drillship, submersible or other mobile offshore drilling unit, or integral portion thereof, owned or leased by Noble-Cayman or any Subsidiary of Noble-Cayman and used for drilling offshore oil and gas wells, which, in the opinion of Noble-Cayman’s Board of Directors, is of material importance to the business of Noble-Cayman and its Subsidiaries taken as a whole, but no such jackup, semisubmersible, drillship, submersible or other mobile offshore drilling unit, or portion thereof, shall be deemed of material importance if its net book value (after deducting accumulated depreciation) is less than 2.0% of Consolidated Net Tangible Assets of Noble-Cayman and its consolidated Subsidiaries.

“Sale/Leaseback Transaction” means any arrangement with any Person pursuant to which Noble-Cayman or any Subsidiary of Noble-Cayman leases any Principal Property that has been or is to be sold or transferred by Noble-Cayman or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than five years, (2) leases between Noble-Cayman and a Subsidiary of Noble-Cayman or between its Subsidiaries, or (3) leases of Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction, alteration, improvement or repair, or the commencement of commercial operation of the Principal Property.

“Subsidiary” means, with respect to Noble-Cayman at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of Noble-Cayman in Noble-Cayman’s consolidated financial statements if such financial statements were prepared in accordance with generally accepted accounting principles in the United States as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by Noble-Cayman or one or more subsidiaries of Noble-Cayman.

Book-Entry, Delivery and Form

The notes of each series initially will be issued in book-entry form and represented by one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company, or DTC, New York, New York, as Depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below, a global note may not be transferred except as a whole by the Depositary to its nominee or by the nominee to the Depositary, or by the Depositary or its nominee to a successor Depositary or to a nominee of the successor Depositary.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, which eliminates the need for physical movement of securities certificates. “Direct participants” in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the Financial Industry Regulatory Authority Inc. Access to the DTC system is also available to others, which we sometimes refer to as “indirect participants,” that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC’s records. The ownership interest of the actual purchaser of a note, which we sometimes refer to as a “beneficial owner,” is in turn recorded on the direct and indirect participants’ records. Beneficial owners of notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased notes. Transfers of ownership interests in global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes except under the limited circumstances described below.

To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

Redemption notices will be sent to DTC or its nominee. If less than all of the notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the notes to be redeemed in accordance with DTC’s procedures.

In any case where a vote may be required with respect to the notes, neither DTC nor Cede & Co. will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Principal and interest payments on the notes will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

Except under the limited circumstances described below, purchasers of notes will not be entitled to have notes registered in their names and will not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the notes and the indenture.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in notes.

DTC is under no obligation to provide its services as Depositary for the notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

As noted above, beneficial owners of notes generally will not receive certificates representing their ownership interests in the notes. However, if:

•	DTC notifies us that it is unwilling or unable to continue as a Depositary for the global notes or if DTC ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, at a time when it is required to be registered and a successor Depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC’s ceasing to be so registered, as the case may be;

•	we determine, in our sole discretion, not to have the notes represented by one or more global notes; or

•	an Event of Default, as defined above under the caption “— Events of Default,” under the indenture has occurred and is continuing with respect to the notes,

we will prepare and deliver certificates for the notes in exchange for beneficial interests in the global notes. Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes in definitive certificated form registered in the names that the Depositary directs. It is expected that these directions will be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the global notes.

We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax consequences of an investment in the notes. This discussion is limited to holders of notes that purchase notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes are sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that hold such notes as capital assets. The term “holder” means either a U.S. holder (as defined below) or a non-U.S. holder (as defined below) or both, as the context may require.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances. For example, this discussion does not address the U.S. federal income tax consequences to holders of notes that are subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or foreign currency;

•	tax-exempt entities;

•	banks, thrifts, insurance companies, and other financial institutions;

•	regulated investment companies;

•	mutual funds;

•	real estate investment trusts;

•	persons that hold the notes as part of a “straddle,” a “hedge,” a “conversion transaction” or other integrated transaction;

•	U.S. holders that have a “functional currency” other than the U.S. dollar;

•	holders subject to the alternative minimum tax;

•	pass-through entities (e.g., S corporations, partnerships or grantor trusts) and simple trusts and investors who hold the notes through such entities;

•	certain former citizens or residents of the United States;

•	U.S. holders that, at any time, are treated for U.S. federal income tax purposes as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of Noble-Cayman or of any subsidiary of Noble-Cayman that is treated as a corporation for U.S. federal income tax purposes;

•	non-U.S. holders that, at any time, are treated for U.S. federal income tax purposes as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of Noble-Cayman or of any subsidiary of Noble-Cayman that is treated as a corporation for U.S. federal income tax purposes or 10% or more of the capital or profits interest in any subsidiary of Noble-Cayman that is treated as a partnership for U.S. federal income tax purposes; and

•	non-U.S. holders that are controlled foreign corporations that are related to Noble-Cayman or any of its subsidiaries, within the meaning of the U.S. Internal Revenue Code (the “Code”).

Moreover, this discussion does not address any aspect of non-income taxation, any state, local or foreign taxation or the effect of any tax treaty. In addition, this discussion does not address the tax consequences of an investment in the notes arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This discussion is based upon the provisions of the Code, its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought and will not seek any rulings or opinions from the Internal Revenue Service (“IRS”) or counsel regarding the matters discussed below. There can be no assurance that the IRS will not take, or that a court will not sustain, positions concerning the tax consequences of an investment in the notes that are different from those discussed below.

If you are an organization that is a partnership for U.S. federal income tax purposes or a partner in such organization, you are urged to consult with your own tax advisor as to the U.S. federal tax considerations that are applicable to you.

THIS DISCUSSION IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE NOTES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR FACTS AND CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following is a discussion of certain U.S. federal income tax consequences that will apply to a U.S. holder of notes. The term “U.S. holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident alien of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Stated Interest

It is expected that the notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, stated interest paid or accrued on the notes will generally be taxable to a U.S. holder as ordinary income in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Source of Interest Income

Under the present ownership structure of the Noble-Cayman group, the source of interest income on the notes depends upon the activities of a partnership within the Noble group that owns NHIL. Noble-Cayman presently intends to structure the activities of the partnership in such a manner that interest income on the notes will be foreign source income for foreign tax credit and other relevant purposes. However, there can be no assurance that Noble-Cayman will be successful in doing so or that the circumstances will not change.

Additional Amounts

We intend to take the position that the possibility that the notes will be redeemed because the Frontier acquisition is not consummated or the Frontier merger agreement is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010, as described under the heading “Description of the Notes — Special Mandatory Redemption,” is a remote and incidental contingency as of the issue date of the notes within the meaning of the applicable U.S. Treasury Regulations. Accordingly, the possibility of such a redemption should not affect the U.S. federal income tax treatment of U.S. holders of the notes unless such a redemption actually occurs. If such a redemption did occur, the U.S. federal income tax treatment of U.S. holders should be as described below at “— Sale, Exchange or Other Taxable Disposition of Notes.” Our determination that the possibility that the Frontier acquisition is not consummated or the Frontier merger agreement is terminated on or prior to 5:00 p.m., New York City time, on September 30, 2010 is a remote and incidental contingency is binding upon all holders of the notes, unless a holder properly discloses to the IRS that it is taking a contrary position.

Sale, Exchange or Other Taxable Disposition of Notes

A U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of a note (including a redemption or retirement of a note) in an amount equal to the difference between (i) the amount realized on such disposition (excluding any amounts attributable to accrued but unpaid interest, which will be taxed as described under “— Stated Interest” above), and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally be equal to the amount paid for the note reduced by any payments (excluding stated interest) received with respect to the note through the date of disposition.

Any such capital gain or loss on a sale, exchange or other taxable disposition of a note as described in the foregoing paragraph will generally be long-term capital gain or loss if the U.S. holder’s holding period with respect to such note is more than one year. Long-term capital gain recognized by non-corporate U.S. holders is generally eligible for reduced rates of taxation. The ability to deduct capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

U.S. holders of notes may be subject to information reporting and backup withholding on payments of interest and principal on, and on the gross proceeds from dispositions of, notes. If you are a U.S. holder, backup withholding applies only if you:

•	fail to furnish timely your social security or other taxpayer identification number;

•	furnish an incorrect taxpayer identification number;

•	have been notified by the IRS that you are subject to backup withholding for failure to report properly interest or dividends; or

•	fail, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is your correct number and that you are not subject to backup withholding;

and you fail to otherwise establish your entitlement to an exemption from backup withholding.

A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amount withheld from a payment under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Certain persons are exempt from information reporting and backup withholding, including financial institutions. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining and establishing such exemption.

Consequences to Non-U.S. Holders

The following is a discussion of certain U.S. federal income tax consequences that will apply to a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note (other than a partnership) that is not a U.S. holder.

Stated Interest

As discussed above, Noble-Cayman presently intends to structure the relevant activities of the Noble-Cayman group in such a manner that interest income on the notes will be foreign source income. See “— Consequences to U.S. Holders — Source of Interest Income.” As long as interest income on the notes is foreign source income, and subject to the discussion of backup withholding below, a non-U.S. holder will generally not be subject to U.S. federal withholding tax or income tax in respect of interest income on the notes unless the non-U.S. holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

Notwithstanding the foregoing, we may, in our discretion, request non-U.S. holders to establish that they are eligible for the “portfolio interest” exemption from withholding tax. A non-U.S. holder could generally establish eligibility for this exemption by certifying to us or certain intermediaries on IRS Form W-8BEN that the holder is not a U.S. person. If a non-U.S. holder is requested to but fails to establish eligibility for an exemption from withholding tax, then payments of interest to that holder may be subject to withholding tax at the 30% statutory rate.

Sale, Exchange or Other Taxable Disposition of Notes

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of a note will not be subject to U.S. federal withholding tax or income tax unless:

•	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

However, to the extent that the proceeds of the disposition represent accrued interest, a non-U.S. holder may be requested to establish an exemption from U.S. federal withholding tax. See “— Consequences to Non-U.S. Holders — Stated Interest.”

Information Reporting and Backup Withholding

Non-U.S. holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption, and the procedure for obtaining such an exemption, if available. Any amount withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowable as a credit against the holder’s U.S. federal income tax, provided that the required information is timely furnished to the IRS.

CAYMAN ISLANDS TAX CONSIDERATIONS

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the notes. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under existing Cayman Islands laws, payments of interest and principal on the notes will not be subject to taxation in the Cayman Islands, withholding will not be required on the payment of interest and principal to any holder of the notes and gains derived from the disposal of the notes will not be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. No stamp duty is payable in respect of the issue of the notes. The notes themselves and an instrument of transfer in respect of a note will be subject to stamp duty if executed in or brought into the Cayman Islands. There will be no Cayman Islands tax consequences with respect to holding notes or exchanging outstanding notes for new notes, except that, if the notes are taken into the Cayman Islands in original form, they will be subject to stamp duty in the amount of one quarter of one percent of the face value thereof, subject to a maximum of CI$250.00 per note.

UNDERWRITING

NHIL, Noble-Cayman and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, NHIL has agreed to sell and each underwriter has severally agreed to purchase the principal amounts of notes indicated in the following table.

	Principal Amount	Principal Amount	Principal Amount
Underwriters	of 2015 Notes	of 2020 Notes	of 2040 Notes

Barclays Capital Inc.	$	$	$
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
BNP Paribas Securities Corp.
DnB NOR Markets, Inc.

Total	$	$	$

The underwriters have agreed to purchase all of the notes sold under the underwriting agreement, if any of the notes are purchased. The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised us that they propose to offer the notes of each series offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement and may offer the notes to certain securities dealers at such price less a concession not in excess of     % of the principal amount in the case of the 2015 notes,% of the principal amount in the case of the 2020 notes and     % of the principal amount in the case of the 2040 notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of     % of the principal amount of the notes of each series on sales to certain other brokers and dealers. After the initial offering of the notes, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of notes (expressed as a percentage of the principal amount of the notes):

Paid by Noble

Per 2015 Note		%
Per 2020 Note		%
Per 2040 Note		%

We estimate that our share of the total expenses of this offering, excluding discounts and commissions, will be approximately $      million.

Each series of the notes is a new issue of securities with no established trading market. The underwriters have informed us that they may make a market in the notes from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for the notes at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the notes or that an active market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater number of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short-covering transactions.

NHIL and Noble-Cayman have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates, including acting as lenders under our loan facilities and those of some of our affiliates. They have received or will receive customary fees and commissions for these transactions. Affiliates of Barclays Capital Inc., SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC, HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., BNP Paribas Securities Corp. and DnB NOR Markets, Inc. are lenders, among others, in our $600,000,000 revolving credit facility and have also committed to provide us with an unsecured 364-day bridge term loan facility in an amount up to $800,000,000 in connection with the Frontier acquisition, which we do not expect to be required to draw upon in the event this offering is completed as described in this prospectus supplement.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of the notes or the possession, circulation or distribution of any material relating to us in any jurisdiction where action for such purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, nor may any offering material or advertisement in connection with the notes (including this prospectus supplement and the accompanying prospectus and any amendment or supplement hereto or thereto) be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of notes may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €A50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71IEC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the notes will be passed upon for us by Baker Botts L.L.P. and Maples and Calder, Cayman Islands. Baker Botts L.L.P. is not passing on any matters of Cayman Islands law and is relying on the opinion of Maples and Calder as to all matters of Cayman Islands law, and Maples and Calder is not passing on any matters other than those governed by Cayman Islands law. Certain legal matters in connection with the issuance of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Noble Corporation (Cayman Islands) for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of FDR Holdings Limited incorporated in this prospectus by reference to the Current Report on Form 8-K of Noble Corporation (Cayman Islands) filed with the SEC on July 21, 2010 have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Noble Corporation (Cayman Islands)

Debt Securities
Guarantees of Debt Securities

Noble Holding International Limited

Debt Securities
Guarantees of Debt Securities

This prospectus relates to debt securities of Noble Corporation, a Cayman Islands exempted company (“Noble-Cayman”), and debt securities of Noble Holding International Limited, a Cayman Islands exempted company (“NHIL”). Any of these securities may be sold from time to time in one or more offerings. The debt securities of Noble-Cayman may be guaranteed by NHIL, a wholly-owned indirect subsidiary of Noble-Cayman. The debt securities of NHIL will be guaranteed by Noble-Cayman. The specific terms of these sales will be provided in supplements to this prospectus.

Each of Noble-Cayman and NHIL is a direct or indirect wholly-owned subsidiary of Noble Corporation, a Swiss corporation (“Noble-Swiss”) that is publicly traded and whose shares are listed on the New York Stock Exchange. Noble-Swiss will not issue any securities under this prospectus or any supplement to this prospectus.

These securities may be offered and sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The securities will be offered in amounts, at prices and on terms to be determined by market conditions at the time of the offerings.

Investing in these securities involves risks.  Please read carefully “Risk Factors” on page 2 for a discussion of risks you should consider before investing.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities by the registrants unless accompanied by a prospectus supplement.

The date of this prospectus is March 24, 2010.

About This Prospectus

As used in this prospectus and any prospectus supplement:

•	“Noble-Cayman,” “we,” “our,” and “us” generally mean Noble Corporation, a Cayman Islands exempted company limited by shares, together with its consolidated subsidiaries, unless the context otherwise requires, such as in the sections providing description of the securities offered in this prospectus or describing the risk factors relating to the securities offered in this prospectus;

•	“NHIL” means Noble Holding International Limited, a Cayman Islands exempted company and a wholly-owned indirect subsidiary of Noble-Cayman; and

•	“issuer” means Noble-Cayman or NHIL, as the case may be, and “issuers” refers collectively to Noble-Cayman and NHIL.

Each of the issuers is a direct or indirect wholly-owned subsidiary of Noble Corporation, a Swiss corporation (“Noble-Swiss”). Noble-Swiss will not be an issuer under this prospectus or any prospectus supplement.

This prospectus is part of a registration statement that the issuers have filed with the Securities and Exchange Commission (referred to as the SEC in this prospectus) utilizing a “shelf” registration process. Under this shelf process, the issuers may offer and sell different types of the securities as described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, a prospectus supplement will be provided and, if applicable, a free writing prospectus that will contain specific information about the terms of that offering and the securities offered in that offering. The prospectus supplement and, if applicable, any free writing prospectus may also add, update or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and any free writing prospectus, together with the additional information contained in the documents referred to under the “Where You Can Find More Information” section of this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement or free writing prospectus provided in connection with an offering. None of the issuers has authorized anyone else to provide you with different information. The issuers are not making any offer of securities in any jurisdiction where the offer is not permitted. The information contained or incorporated by reference in this prospectus, any applicable prospectus supplement and free writing prospectus provided in connection with an offering is accurate only as of the respective dates thereof or, in the case of information incorporated by reference, only as of the date of such information, regardless of the time of delivery of this prospectus, an accompanying prospectus supplement or any free writing prospectus. The business, financial condition, results of operations and prospects of the issuers may have changed since such dates.

i

Where You Can Find More Information

Noble-Cayman is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (referred to as the U.S. Exchange Act in this prospectus), and in accordance therewith files annual, quarterly and current reports with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Noble-Cayman are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the SEC at http://www.sec.gov.

The issuers have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Noble-Cayman or one of its subsidiaries, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s web site.

Incorporation of Certain Information By Reference

The SEC allows information to be “incorporated by reference” into this prospectus, which means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that Noble-Cayman previously filed with the SEC. These documents contain important information about Noble-Cayman and the other issuers.

•	Annual Report on Form 10-K for the year ended December 31, 2009.

All additional documents that Noble-Cayman files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, unless specifically incorporated in any prospectus supplement) will be incorporated by reference until the offering or offerings to which this prospectus relates are completed.

Documents incorporated by reference are available from Noble-Cayman without charge, excluding exhibits unless an exhibit has been specifically incorporated by reference in this prospectus. You may obtain without charge a copy of documents that are incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

Andrew J. Strong
Noble Corporation
P.O. Box 309 GT, Ugland House,
South Church Street
Georgetown, Grand Cayman
Cayman Islands, BWI
(345) 949-8080

ii

Cautionary Statement Regarding Forward-Looking Statements

This prospectus and any accompanying prospectus supplement include or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Exchange Act. All statements other than statements of historical facts included in this prospectus or an accompanying prospectus supplement or in the documents incorporated by reference regarding the financial position, business strategy, backlog, plans and objectives of management for future operations, foreign currency requirements, industry conditions, and indebtedness covenant compliance of the issuers are forward-looking statements. When used in this prospectus or an accompanying prospectus supplement or in the documents incorporated by reference, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although the issuers believe that the expectations reflected in such forward-looking statements are reasonable, they cannot assure you that such expectations will prove to be correct. These forward-looking statements speak only as of the date of the document in which they appear and the issuers undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. The issuers have identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include those referenced or described under “Risk Factors” in the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q of Noble-Cayman, and in its other filings with the SEC, among others. Such risks and uncertainties are beyond the ability of the issuers to control, and in many cases, the issuers cannot predict the risks and uncertainties that could cause their actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating the issuers and deciding whether to invest in the issuer’s securities.

iii

About Noble-Cayman

Noble-Cayman is a wholly-owned subsidiary of Noble-Swiss. Noble-Swiss, which is publicly traded and whose shares are listed on the New York Stock Exchange, is a leading offshore drilling contractor for the oil and gas industry. Noble-Cayman is a holding company, and, through its subsidiaries, it performs contract drilling services with a fleet of mobile offshore drilling units located worldwide, including the Middle East, India, Mexico, the North Sea, Brazil, West Africa and the U.S. Gulf of Mexico.

In March 2009, we completed a transaction pursuant to which Noble-Cayman, by way of schemes of arrangement under Cayman Islands law, became a wholly owned subsidiary of Noble-Swiss (the “Transaction”). In the Transaction, Noble-Swiss issued one of its shares in exchange for each ordinary share of Noble-Cayman. The Transaction effectively changed the place of incorporation of the publicly traded parent of the Noble group of companies from the Cayman Islands to Switzerland.

Noble Drilling Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of Noble-Cayman and Noble-Swiss (“Noble Drilling”), and its predecessors have been engaged in the contract drilling of oil and gas for others in the United States since 1921 and internationally during various periods since 1939. Noble-Cayman became the successor to Noble Drilling as part of the 2002 internal corporate restructuring of Noble Drilling and its subsidiaries. Noble-Cayman’s principal executive offices are located at P.O. Box 309 GT, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands, BWI, and its telephone number is (345) 949-8080.

About NHIL

NHIL is a wholly-owned indirect subsidiary of Noble-Swiss and Noble-Cayman. NHIL performs, through its subsidiaries, contract drilling services with a fleet of offshore drilling units located primarily in the Middle East, India, Mexico, the North Sea, Brazil and West Africa. NHIL was organized in the Cayman Islands in 2004. NHIL’s principal offices are located at P.O. Box 309 CT, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands, BWI, and its telephone number is (345) 949-8026.

Risk Factors

Before you invest in the securities registered under this prospectus, you should carefully consider the “Risk Factors” included in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and the applicable prospectus supplement, as well as risks described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and cautionary notes regarding forward-looking statements included or incorporated by reference in this prospectus, together with all of the other information included in this prospectus, the applicable prospectus supplement and the documents we incorporate by reference.

If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, the ability of any issuer to pay interest on, or principal of, any debt securities issued by it, may be reduced, the trading prices of any publicly traded securities of the issuers could decline and you could lose all or part of your investment.

Use of Proceeds

We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

Twelve Months Ended December 31,
2009	2008	2007	2006	2005

30.9	34.8	22.7	16.7	10.9

For the purpose of calculating these ratios, “earnings” is determined by adding “total fixed charges” (excluding interest capitalized), noncontrolling interest in net income (or reduction for noncontrolling interest in loss) and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20 percent but less than 50 percent equity is owned. For this purpose, “total fixed charges” consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

Description of Debt Securities

The following description of debt securities, together with the particular terms of the debt securities offered that will be described in the prospectus supplement relating to such debt securities, sets forth the material terms and provisions of debt securities to be issued by an issuer. The term “issuer,” as used in this section, means the issuer that is listed as the issuer of debt securities in the applicable prospectus supplement relating to the relevant debt securities.

Each issuer may issue debt securities in one or more distinct series. The debt securities may be senior obligations issued in one or more series under a senior indenture between an issuer and The Bank of New York Mellon Trust Company, N.A, as trustee, or subordinated obligations issued in one or more series under a subordinated indenture between an issuer and The Bank of New York Mellon Trust Company, N.A, as trustee.

The debt securities of Noble-Cayman may be guaranteed by NHIL. The debt securities of NHIL will be guaranteed by Noble-Cayman. The specific terms of these sales will be provided in supplements to this prospectus.

We have summarized material provisions of the indentures below. The forms of the indentures listed above have been filed as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. The following description is qualified in all respects by reference to the actual text of the indentures and the forms of the debt securities.

General

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the issuer of the debt securities;

•	the guarantor of the debt securities, if any;

•	the title of the debt securities of the series and whether the series is senior secured or senior unsecured debt securities or senior or junior subordinated debt securities;

•	any limit on the aggregate principal amount of the debt securities of the series;

•	the person to whom any interest on a debt security shall be payable, if other than the person in whose name that debt security is registered on the regular record date;

•	the date or dates on which the principal and premium, if any, of the debt securities of the series are payable or the method of that determination or the right to defer any interest payments;

•	the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or the method of determining the rate or rates;

•	the date or dates from which interest will accrue and the interest payment dates on which any such interest will be payable or the method by which the dates will be determined;

•	the regular record date for any interest payable on any interest payment date and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the place or places where the principal of and premium, if any, and any interest on the debt securities of the series will be payable, if other than the Borough of Manhattan, The City of New York;

•	the period or periods within which, the date or dates on which, the price or prices at which and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part, at the issuer’s option or otherwise;

•	the issuer’s obligation, if any, to redeem, purchase or repay the debt securities of the series pursuant to any sinking fund or otherwise or at the option of the holders and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units in which and the terms and conditions upon which, the debt securities will be redeemed, purchased or repaid, in whole or in part;

•	the denominations in which any debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency in which payment of principal of and premium, if any, and interest on debt securities of the series shall be payable, if other than United States dollars;

•	any index, formula or other method used to determine the amount of payments of principal of and premium, if any, and interest on the debt securities;

•	if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates before the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose, including the principal amount that will be due and payable upon any maturity other than the stated maturity or that will be deemed to be outstanding as of any date (or, in any such case, the manner in which the deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

•	if the principal of or premium, if any, or interest on any debt securities is to be payable, at the issuer’s election or the election of the holders, in one or more currencies or currency units other than that or those in which such debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and premium, if any, and interest on such debt securities shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

•	if other than the stated principal amount, the portion of the principal amount of the debt securities that will be payable upon declaration of the acceleration of the maturity of the debt securities or provable in bankruptcy;

•	the applicability of, and any addition to or change in, the covenants and definitions then set forth in the applicable indenture or in the terms then set forth in such indenture relating to permitted consolidations, mergers or sales of assets;

•	any changes or additions to the provisions of the applicable indenture dealing with defeasance, including the addition of additional covenants that may be subject to the issuer’s covenant defeasance option;

•	whether any of the debt securities are to be issuable in permanent global form and, if so, the depositary or depositaries for such global security and the terms and conditions, if any, upon which interests in such debt securities in global form may be exchanged, in whole or in part, for the individual debt securities represented thereby in definitive registered form, and the form of any legend or legends to be borne by the global security in addition to or in lieu of the legend referred to in the applicable indenture;

•	the appointment of any trustee, any authenticating or paying agents, transfer agent or registrars;

•	the terms of any guarantee of the payment of principal, interest and premium, if any, with respect to debt securities of the series and any corresponding changes to the provisions of the applicable indenture;

•	any addition to or change in the events of default with respect to the debt securities of the series and any change in the right of the trustee or the holders to declare the principal, premium, if any, and interest with respect to the debt securities due and payable;

•	any applicable subordination provisions for any subordinated debt securities in addition to or in lieu of those set forth in this prospectus;

•	if the securities of the series are to be secured, the property covered by the security interest, the priority of the security interest, the method of perfecting the security interest and any escrow arrangements related to the security interest; and

•	any other terms of the debt securities, including any restrictive covenants.

None of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by the issuer and may be in any currency or currency unit designated by the issuer.

The debt securities may be issued as discounted debt securities bearing no interest (or interest at a rate that at the time of issuance is below market rates) to be sold at a discount below their stated principal amount.

Federal income tax consequences and other special considerations applicable to any of these discounted debt securities will be described in the applicable prospectus supplement.

Debt securities of a series may be issued in registered, bearer, coupon or global form.

In the future we or one or more of our subsidiaries may also issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we or our subsidiaries issue be issued under the indentures described in this prospectus. Any other debt securities that we or our subsidiaries issue may be issued under other indentures or instruments containing provisions that differ from those included in the indentures or that are applicable to one or more issues of debt securities described in this prospectus.

Guarantee

The debt securities of Noble-Cayman may be guaranteed by NHIL. The debt securities of NHIL will be guaranteed by Noble-Cayman. The specific terms and provisions of each guarantee will be described in the applicable prospectus supplement.

Subordination

Under each subordinated indenture, payment of the principal of and interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all the issuer’s senior indebtedness. Each subordinated indenture provides that no payment of principal, interest and any premium on subordinated debt securities may be made in the event:

•	of any insolvency, bankruptcy or similar proceeding involving the issuer or its respective property, or

•	of any event of default in the payment of any principal of, or premium or interest on, any senior indebtedness of the issuer, when due or payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise unless and until such payment default has been cured or waived or otherwise ceased to exist.

The subordinated indentures will not limit the amount of senior indebtedness that the issuers may incur.

“Senior indebtedness” is defined with respect to an issuer to include (i) all notes or other unsecured evidences of indebtedness, including guarantees given by the issuer, for money borrowed by the issuer, not expressed to be subordinate or junior in right of payment to any other indebtedness of the issuer, and (ii) any modifications, refunding, deferrals, renewals or extensions of any such notes or other evidence of indebtedness issued in exchange for such indebtedness.

Amalgamation, Consolidation, Merger or Sale

Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, each indenture will provide that the issuer will not, in any transaction or series of transactions, consolidate or amalgamate with or merge into any person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, other than a direct or indirect wholly-owned subsidiary, unless:

•	either (i) the issuer shall be the continuing corporation or (ii) the person formed by such consolidation or amalgamation or into which the issuer is merged, or to which such sale, lease, conveyance, transfer or other disposition shall be made, shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on and additional amounts with respect to all the debt securities and the performance of the issuer’s covenants and obligations under the indenture and the debt securities;

•	immediately after giving effect to the transaction or series of transactions, no default or event of default shall have occurred and be continuing or would result from the transaction; and

•	the issuer delivers to the applicable trustee an officer’s certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture comply with the indenture.

Modification of Indentures

Under each indenture, the rights and obligations of the issuer and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

The issuer under an indenture generally may amend the indenture or the debt securities issued under the indenture with the written consent of the holders of a majority in principal amount of the outstanding debt securities affected by the amendment. The holders of a majority in principal amount of the outstanding debt securities of (i) any series may also waive the issuer’s compliance in a particular instance with any provision of the applicable indenture with respect to such series of debt securities and (ii) all series may waive the issuer’s compliance in a particular instance with any provision of the applicable indenture with respect to all series of debt securities issued thereunder. The issuer under an indenture must obtain the consent of each holder of debt securities affected by a particular amendment or waiver, however, if such amendment or waiver:

•	changes the stated maturity of such debt securities, or any installment of principal of or interest on, any such debt securities;

•	reduces the principal amount of or the interest rate applicable to any such debt securities;

•	changes any place of payment for any such debt securities;

•	changes the currency in which the principal, premium, or interest of any such debt securities may be repaid;

•	impairs the right of the holder of any such debt securities to institute suit for the enforcement of any payment due in respect of any such debt securities on or after stated maturity;

•	reduces the amount of such debt securities whose holders must consent to an amendment, supplement or waiver; or

•	waives any default in the payment of principal of, or premium or interest on, any such debt securities due under the indenture.

Notwithstanding the foregoing, the issuer under an indenture may amend either the indenture or any series of debt securities issued under the indenture without the consent of any holder thereof:

•	to cure any ambiguity, defect or inconsistency;

•	to comply with the indenture’s provisions with respect to successor corporations;

•	to comply with any requirements of the SEC to effect or maintain qualification under the U.S. Trust Indenture Act of 1939, as amended;

•	to make any change that does not adversely affect the rights of any holder of such debt securities in any material respect; or

•	to issue additional debt securities as permitted by the indenture.

Events of Default

•	“Event of Default” when used in an indenture will mean any of the following:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay interest on any debt security for 30 days;

•	failure to perform any other covenant in the indenture that continues for 90 days after being given written notice from the trustee or the issuer and the trustee receive notice from the holders of at least 25% in principal amount of such outstanding debt securities as provided in the indenture;

•	certain events in bankruptcy, insolvency or reorganization, as the case may be;

•	failure to keep any applicable full and unconditional guarantee in place; or

•	any other Event of Default included in any indenture or supplemental indenture.

An Event of Default for a particular series of debt securities issued under an indenture does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default for any series of debt securities issued under an indenture occurs and continues, the trustee or the holders of at least 25 percent in aggregate principal amount of the debt securities of the series affected by such Event of Default, or of all series of debt securities if the Event of Default is a result of failure to perform any covenant in the indenture, may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an Event of Default occurs that is a result of certain events in bankruptcy, insolvency or reorganization, as the case may be, the principal amount of the outstanding securities of all series issued under an indenture ipso facto shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. If any of the above happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

The holders of a majority in principal amount of the debt securities of any series issued under an indenture may waive any past default with respect to such debt securities under the indenture and its consequences, except:

•	in the case of the payment of the principal of, or premium (if any) or interest on, such debt securities; or

•	except as described in this prospectus under the caption “— Amendment, Supplement and Waiver.”

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities issued under an indenture may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for such series of debt securities.

Covenants

Under each indenture, the issuer will:

•	pay the principal of, and interest and any premium on, any debt securities issued under the indenture when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing the issuer’s obligations under the indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Payment and Transfer

Principal of and interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities issued under an indenture are registered on days specified in the indenture or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by the issuer and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Book-Entry Procedures

We will issue the debt securities in the form of one or more global securities in fully registered form initially in the name of Cede & Co., as nominee of The Depository Trust Company (or DTC), or such other name as may be requested by an authorized representative of DTC. The global securities will be deposited with the trustee as custodian for DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the Commission.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of debt securities is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners of the debt securities will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by, direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global securities. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in the listing attached to the omnibus proxy).

All payments on the global securities will be made to Cede & Co., as holder of record, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on payment dates in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of us or the trustee. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

DTC may discontinue providing its service as securities depositary with respect to the debt securities at any time by giving reasonable notice to the issuer or the trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, in the event that a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the global securities representing such debt securities.

None of the issuers, the trustee nor any underwriter of any debt securities will have any responsibility or obligation to direct or indirect participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the debt securities, or payments to, or the providing of notice to participants or beneficial owners.

So long as the debt securities are in DTC’s book-entry system, secondary market trading activity in the debt securities will settle in immediately available funds. All payments on the debt securities issued as global securities will be made by us in immediately available funds.

Defeasance

Each issuer under an indenture will be discharged from its obligations on the debt securities of any series issued under the indenture at any time if sufficient cash or government securities are deposited with the trustee under the indenture to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

The debt securities of any series may also provide for legal defeasance. Legal defeasance is permitted only if the issuer has received from, or there has been published by, the United States Internal Revenue

Service a ruling to the effect that legal defeasance will not cause holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes.

Under U.S. federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the U.S. federal income tax law.

The Trustee

The Bank of New York Mellon Trust Company, N.A. acts as trustee or will act as the initial trustee, conversion agent, paying agent, transfer agent and registrar with respect to debt securities under each indenture. Bank of New York Mellon Trust Company, N.A is also the trustee under existing indentures governing (1) currently outstanding Senior Notes due 2019 of Noble Drilling, which notes are guaranteed by Noble-Cayman, (2) currently outstanding Senior Notes due 2013 of Noble-Cayman, which notes are guaranteed by Noble Drilling, and (3) currently outstanding Senior Notes due 2014 of NHIL, which notes are guaranteed by Noble-Cayman. The Bank of New York Mellon Trust Company, N.A also acts as indenture trustee, performs certain other services for, and transacts other banking business with us in the normal course of business. The address of the trustee is 601 Travis Street, 16th Floor, Houston, Texas 77002, Attention: Corporate Trust Administration.

Governing Law

Unless otherwise indicated in the prospectus supplement, each indenture and the debt securities of each series will be governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

Plan of Distribution

Noble-Cayman and NHIL may sell the securities offered in this prospectus in and outside the United States (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods. The applicable prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents, and the respective amounts of securities underwritten or purchased by each of them;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds to the respective issuers from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

By Agents

Offered securities may be sold through agents designated by an issuer. In the prospectus supplement, the issuer will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable by an issuer to the agent. Unless the issuer informs you otherwise in the prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment. An issuer may sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the U.S. Securities Act with respect to those securities. The terms of any such sales will be described in the applicable prospectus supplement.

By Underwriters or Dealers

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as an underwriter. Unless the issuer informs you otherwise in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If an issuer uses dealers in the sale of securities, it will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the U.S. Securities Act, with respect to any sale of those securities. The issuer will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales

Offered securities may also be sold directly by an issuer. In this case, no underwriters or agents would be involved.

Delayed Delivery Contracts

If the prospectus supplement so indicates, an issuer may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts.

These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the U.S. Securities Act, and any discounts or commissions received by them from an issuer or guarantor and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the U.S. Securities Act. Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

Noble-Cayman or NHIL may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the U.S. Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, Noble-Cayman, NHIL or other subsidiaries of Noble-Swiss in the ordinary course of their businesses.

Unless otherwise stated in a prospectus statement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities if any are purchased.

The applicable prospectus supplement will set forth the place and time of delivery for the securities in respect of which this prospectus is delivered.

Legal Matters

Except as set forth in the applicable prospectus supplement, the validity of the debt securities under United States laws will be passed upon for Noble-Cayman or NHIL, as applicable, by Baker Botts L.L.P., Houston, Texas.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Noble Corporation (Cayman Islands) for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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Noble Holding International Limited

     % Senior Notes due 2015
     % Senior Notes due 2020
     % Senior Notes due 2040

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Barclays Capital
SunTrust Robinson Humphrey
Wells Fargo Securities

Co-Managers

HSBC
Mitsubishi UFJ Securities
BNP PARIBAS
DnB NOR Markets